As filed with the Securities and Exchange Commission on June 21, 2004
Registration No. 333-xxxxx

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

At Road, Inc.

(Exact name of registrant as specified in charter)

Delaware

(State or other jurisdiction of incorporation or organization)

94-3209170

(I.R.S. Employer Identification No.)

47200 Bayside Parkway

Fremont, CA 94538
510-668-1638
(Address, including registrant’s zip code, and telephone number, including area code, of principal executive offices)

Krish Panu

Chief Executive Officer
47200 Bayside Parkway
Fremont, CA 94538
510-668-1638
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

James D. Fay At Road, Inc. 47200 Bayside Parkway Fremont, CA 94538 510-668-1638	Steven J. Tonsfeldt Mark B. Weeks Heller Ehrman White & McAuliffe LLP 275 Middlefield Road Menlo Park, CA 94025 650-324-7000

     Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this Registration Statement as determined by market factors and other factors.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

     If this form is filed to register additional securities for an Offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to	Aggregate Offering	Aggregate	Registration
Securities to be Registered	be Registered	Price Per Unit(1)	Offering Price(1)	Fee(1)

Common Stock, par value $0.0001	6,240,447	$8.25	$51,483,688	$6,523

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based upon the average of the high and low prices of the Common Stock as reported on the Nasdaq National Market on June 18, 2004.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 21, 2004

PROSPECTUS

6,240,447 Shares

Common Stock

        This prospectus relates to the shares of our common stock issuable upon the exchange or redemption of the exchangeable shares of Orion Exchangeco, Ltd., our indirect subsidiary that we refer to as Exchangeco in this prospectus. The exchangeable shares are being issued to the former shareholders of MDSI Mobile Data Solutions Inc. who are residents of Canada and who elect, or are deemed to have elected, to receive exchangeable shares in connection with our acquisition of MDSI. Each exchangeable share may be exchanged for one share of our common stock, plus all payable and unpaid dividends, if any, on the exchangeable share. Because the shares of our common stock offered by this prospectus will be issued only in exchange for, or upon the redemption of, the exchangeable shares, we will not receive any cash proceeds from this offering. We are paying all expenses of registration incurred in connection with this offering.

       Investing in our common stock involves risk. See “Risk Factors” beginning on page 1.

       Our common stock is traded on the Nasdaq National Market under the symbol “ARDI.” On June 18, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $8.15 per share.

      Our principal executive offices are located at 47200 Bayside Parkway, Fremont, CA 94538. Our telephone number is (510) 668-1638.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                , 2004.

i

RISK FACTORS

      In addition to the other information contained in this prospectus, the following factors should be carefully considered in evaluating our business and prospects. The risks and uncertainties described below are intended to be ones that are specific to us or our industry and that we deem material, but they are not the only ones that we face.

On April 12, 2004, we entered into a Combination Agreement with MDSI Mobile Data Solutions Inc. providing for the acquisition of MDSI. The combined company may not realize expected benefits because of integration and other challenges.

      The failure of the combined company to meet the challenges involved in integrating the operations of At Road and MDSI successfully or otherwise to realize any of the anticipated benefits of the acquisition could seriously harm the results of operations of the combined company. Realizing the benefits of the acquisition will depend in part on the successful integration of technology, operations and personnel. The integration of the companies is a complex, time-consuming and expensive process that could significantly disrupt the business of the combined company.

      The combined company may not successfully integrate the operations of At Road and MDSI in a timely manner, or at all, and the combined company may not realize the anticipated benefits of the acquisition to the extent, or in the timeframe, anticipated. The anticipated benefits of the acquisition are based on projections and assumptions, including successful integration, not actual experience. In addition to the integration risks discussed above, the combined company’s ability to realize those benefits could be adversely effected by practical or legal constraints on its ability to combine operations.

At Road and MDSI each expect to incur significant costs associated with the acquisition of MDSI.

      In connection with the acquisition of MDSI, we estimate that we will incur direct costs of approximately $0.9 million in addition to the $1.1 million which we have already incurred. We estimate that MDSI will incur direct transaction costs of approximately $0.8 million, which will be recognized as expenses as incurred, in addition to approximately $0.8 million already expensed. In addition, both At Road and MDSI will incur fees in exchange for services provided by their respective investment bankers. We believe the combined entity may continue to incur charges to operations, which cannot be reasonably estimated at this time, in the quarter in which the acquisition is completed or the following quarters, to reflect costs associated with integrating the two companies. There can be no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the acquisition and the integration of the two companies.

      Under the purchase method of accounting, the combined company will allocate the total estimated purchase price to MDSI’s tangible assets, purchase technology and other intangible assets and liabilities assumed of MDSI based on their fair values as of the date of completion of the acquisition, and record the excess of the purchase price over those fair values as goodwill. The combined company will incur amortization expense over the useful lives of amortizable intangible assets acquired in connection with the acquisition. In addition, to the extent the value of goodwill becomes impaired, the combined company may be required to incur material charges relating to the impairment of that asset. Any potential impairment charge could have a material impact on the combined company’s results of operations and could have a material adverse effect on the market value of the common stock of the combined company following completion of the acquisition.

The stock price and business of At Road may be adversely affected if the acquisition is not completed.

      Completion of the acquisition is subject to several closing conditions, including the approval of MDSI shareholders and regulatory approval. The acquisition is also subject to approval of the British Columbia Supreme Court. The Company and MDSI may not be able to obtain such approvals on a timely basis or at all. If the acquisition is not completed, our operations may be harmed to the extent that customers, distributors, resellers and others believe that we cannot effectively compete in the marketplace without the acquisition, or there is uncertainty surrounding the future direction of our product and service offerings and strategy on a stand alone basis. If the acquisition is not completed, we would not derive the anticipated strategic benefits expected to result from the acquisition, which could adversely affect its business. We will also be required to pay significant costs incurred in connection with the acquisition, including legal, accounting and financial advisory fees, whether or not the acquisition is completed.

If, pursuant to its announcement, AT&T Wireless ceases to operate its Cellular Digital Packet Data network in 2004, we may lose subscribers and our revenues could decrease.

      Beginning March 31, 2003, AT&T Wireless discontinued new sales of Cellular Digital Packet Data service and indicated that it expected to cease operating its Cellular Digital Packet Data network by June 30, 2004. In May 2004 we received a letter from AT&T Wireless that states that AT&T Wireless will continue to operate its Cellular Digital Packet Data network until at least June 30, 2005. If the termination of AT&T Wireless’ Cellular Digital Packet Data network disrupts our ability to deliver services to certain of our customers and we are unable to transition those customers to other networks, our revenues would decrease and customer satisfaction would suffer.

If, pursuant to its announcement, Verizon Wireless ceases to operate its Cellular Digital Packet Data network by the end of 2005, we may lose subscribers and our revenues could decrease.

      Verizon Wireless has indicated that it expects to cease operating its Cellular Digital Packet Data network by the end of 2005. If the termination of Verizon Wireless’ Cellular Digital Packet Data network disrupts our ability to deliver services to certain of our customers and we are unable to transition those customers to other networks, our revenues would decrease and customer satisfaction would suffer.

If wireless carriers on which we depend for services decide to abandon or do not continue to expand their wireless networks, we may lose subscribers and our revenues could decrease.

      Currently our services function on General Packet Radio Services networks, Code Division Multiple Access 1xRTT networks, Integrated Digital Enhanced Networks and Cellular Digital Packet Data networks. These protocols cover only portions of the United States and Canada, and may not gain widespread market acceptance. If wireless carriers abandon these protocols in favor of other types of wireless technology, we may not be able to provide services to our customers. In addition, if wireless carriers do not expand their coverage areas, we will be unable to meet the needs of customers who may wish to use some of our services outside the current coverage area.

Our quarterly operating results are subject to fluctuations, and our stock price may decline if we do not meet the expectations of investors and analysts.

      Our quarterly revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter due to a number of factors, many of which are outside our control. These factors include, but are not limited to:

•	changes in the market for mobile resource management services;

•	delays in market acceptance or implementation by customers of our services;

•	changes in length of sales cycles of or demand by our customers for existing and additional services;

•	changes in the productivity of our distribution channels;

•	introduction of new services by us or our competitors;

•	changes in our pricing policies or those of our competitors or suppliers;

•	changes in our mix of sources of revenues;

•	general economic and political conditions;

•	wireless networks, positioning systems and Internet infrastructure owned and controlled by others; and

•	any need to migrate to new wireless networks, which could cause our products to be incompatible with new wireless networks or out of date.

      Our expense levels are based, in part, on our expectation of future revenues. Additionally, a substantial portion of our expenses is relatively fixed. As a result, any shortfall in revenues relative to our expectations could cause significant changes in our operating results from quarter to quarter. We believe period-to-period comparisons of our revenue levels and operating results are not meaningful. You should not rely on our quarterly revenues and operating results to predict our future performance. In some future quarter our operating results may be below the expectations of public market analysts and investors and, as a result, the price of our common stock may fall.

As we seek to serve larger customers, we face competition from businesses with greater financial resources, and we may be unable to compete effectively with these businesses.

      The existing market is competitive. Competition is particularly vigorous for larger customers, which is a customer segment we have worked to serve. We expect competition to increase further as companies develop new products and/or modify their existing products to compete directly with ours. These competitors may have better name recognition, better product lines, greater sales, marketing and distribution capabilities, significantly greater financial resources, and existing relationships with some of our potential customers. We may not be able to effectively compete with these companies. Greater financial resources and product development capabilities may allow our competitors to respond more quickly to new or emerging technologies and changes in customer requirements that may render our products obsolete. In addition, these companies may reduce costs to customers and seek to obtain our customers through cost-cutting and other measures. To the extent these companies compete effectively with us, our business could be adversely affected by extended sales cycles or fewer sales.

If we cannot deliver the features and functionality our customers demand, we will be unable to retain or attract new customers.

      Our success depends upon our ability to determine the features and functionality our customers demand and to design and implement services that meet their needs in an efficient manner. We cannot assure you that we can successfully determine customer requirements or that our future services will adequately satisfy customer demands. In addition, we may experience difficulties that could delay or prevent the successful development, introduction or marketing of new services and service enhancements. If we cannot effectively deploy, maintain and enhance our services, our revenues may decrease, we may not be able to recover our costs and our competitive position may be harmed.

If our customers do not have access to sufficient capacity on reliable wireless networks, we may be unable to deliver our services, we may lose subscribers, and our revenues could decrease.

      Our ability to grow and achieve profitability depends on the ability of wireless carriers to provide sufficient network capacity, reliability and security to our customers. Even where wireless carriers provide coverage to entire metropolitan areas, there are occasional lapses in coverage, for example due to tunnels blocking the transmission of data to and from wireless modems used with our services. These effects could make our services less reliable and less useful, and customer satisfaction could suffer.

If one or more of the agreements we have with wireless carriers is terminated and as a result we are unable to offer services to our customers within a carrier’s coverage area, we may be unable to deliver our services, we may lose subscribers, and our revenues could decrease.

      Our existing agreements with wireless carriers may in some cases be terminated immediately upon the occurrence of certain conditions or with prior written notice. In connection with ceasing operation of their Cellular Digital Packet Data networks, AT&T Wireless and/or Verizon Wireless may seek to terminate or not to renew their contracts for Cellular Digital Packet Data service with us. If one or more of our wireless carriers decides to terminate or not to renew its contract with us, we may incur additional costs relating to obtaining alternate coverage from another wireless carrier outside of its primary coverage area, or we may be unable to replace the coverage at all, causing a complete loss of services to our customers in that coverage area.

We may establish alliances or acquire technologies or companies in the future, which could result in the dilution of our stockholders and disruption of our business, which could reduce our revenues or increase our costs.

      We are continually evaluating business alliances and external investments in technologies related to our business. Acquisitions of companies, divisions of companies, businesses or products and strategic alliances entail numerous risks, any of which could materially harm our business in several ways, including:

•	diversion of management’s attention from our core business objectives and other business concerns;

•	failure to integrate efficiently businesses or technologies acquired in the future with our pre-existing business or technologies;

•	potential loss of key employees from either our pre-existing business or the acquired business;

•	dilution of our existing stockholders as a result of issuing equity securities; and

•	assumption of liabilities of the acquired company.

      Some or all of these problems may result from current or future alliances, acquisitions or investments. Furthermore, we may not realize any value from these alliances, acquisitions or investments.

We face competition from internal development teams of potential customers and from existing and potential competitors, which could limit our ability to acquire subscribers and could reduce our market share and revenues.

      The market for our services is competitive and is expected to become even more competitive in the future. Our customers evaluate our services and those of our competitors primarily on the basis of the functionality, ease of use, quality, price, geographic coverage of services and corporate financial strength. As the demand by businesses for mobile resource management services increases, the quality, functionality and breadth of competing products and services will likely improve and new competitors will likely enter our market. In addition, the widespread adoption of industry standards may make it easier for new market entrants or existing competitors to improve their existing services, to offer some or all of the services we offer or may offer in the future, or to offer new services that we do not offer. We also do not know to what extent network infrastructure developers and wireless network operators will seek to provide integrated wireless communications, Global Positioning System, software applications, transaction processing and Internet solutions, including access devices developed internally or through captive suppliers. If we are unable to compete successfully, it may harm our business, which in turn may limit our ability to acquire or retain subscribers, resulting in a loss of market share and revenues. We face competition from a number of different business productivity solutions, including:

•	solutions developed internally by our prospective customers’ information technology staffs;

•	discrete means of communication with mobile workers, such as pagers, two-way radios, handheld devices and wireless telephones;

•	solutions targeted at specific vertical markets, such as services offered by Qualcomm that monitor assets in the long-haul transportation sector; and

•	solutions offered by smaller market entrants.

      Many of our existing and potential competitors have substantially greater financial, technical, marketing and distribution resources than we do. Additionally, many of these companies have greater name recognition and more established relationships with our target customers. Furthermore, these competitors may be able to adopt more aggressive pricing policies and offer customers more attractive terms than we can.

We have a history of losses, have only recently become profitable and may not sustain or increase profitability in the future.

      We have only recently become profitable and may not sustain or increase profitability in the future. As of March 31, 2004, we had an accumulated deficit of $113.1 million. To sustain profitability we will need to generate significant revenues to offset our cost of revenues and our sales and marketing, research and development and general and administrative expenses. We may not achieve or sustain our revenue or profit goals and our losses may increase in the future. To facilitate the sale of our services, we have sold and may sell our hardware below our costs. As a result, we have experienced, and may continue to experience, negative gross margins on the sale of our hardware. Changes such as increases in our pricing for products and services or the pricing of competing products and services may harm our ability to increase sales of our products and services to new and existing customers. If we are not able to expand our customer base and increase our revenue from new and existing customers, we may be unprofitable.

Due to our limited operating history, it is difficult to predict future operating results or our stock price.

      An evaluation of our business is difficult because we have a limited operating history. We commenced operations in July 1996 and commercially offered our first services in the second half of 1998. We may not continue to achieve profitability or continue to grow. We face a number of risks encountered by companies in the mobile resource management market, including:

•	our need to respond to technological change and introduce reliable and robust products and services that meet the demanding needs of customers;

•	the uncertainty of market acceptance of our services;

•	our need to expand and manage the expansion of our marketing, sales and support organizations, as well as our distribution channels;

•	our ability to anticipate and respond to market competition;

•	wireless networks, positioning systems and Internet infrastructure owned and controlled by others; and

•	any need to migrate to new wireless networks, which could cause our products to be incompatible with new wireless networks or out of date.

      We may not successfully address these risks, and our business strategy may not be successful.

We have limited resources and may be unable to manage our anticipated growth in operations.

      If we fail to develop and maintain our services as we experience rapid growth, demand for our services could decrease, which would result in a decrease in our revenues. Our development and expansion have placed, and will continue to place, significant strain on our managerial, operational and financial resources. Due to the limited deployment of our services, we are unable to assess our ability to grow the business and manage a substantially larger number of customers and additional services.

We depend on a limited number of third parties to manufacture and supply critical components for our products and services.

      We rely on sole suppliers and manufacturers for a number of key components for these products and do not have long-term agreements with any of these suppliers or manufacturers. If these parties do not perform their obligations, or if they cease to manufacture and supply components critical for our products and services, we may be unable to find other suppliers or operate our business. We cannot be sure that alternative sources for key components used in our products, such as the Internet Location Manager and the Internet Data

Terminal, will be available when needed, or if available, that these components will be available on commercially reasonable terms. Our sole suppliers and manufacturers of key components include:

•	Motorola, our sole supplier of wireless modems operable on Integrated Digital Enhanced Networks and of microcontrollers for our Internet Location Manager and

•	Taiwan Semiconductor Manufacturing Company, our sole manufacturer of our GPS digital receiver chips.

      Although we believe we have sufficient quantities of GPS digital receiver chips to last the next twelve months, if our agreements with these or other suppliers and manufacturers are terminated or expire, if we are unable to obtain sufficient quantities of components critical for our products and services, if the quality of these components is inadequate, or if the terms for supply of these components become commercially unreasonable, our search for additional or alternate suppliers and manufacturers could result in significant delays, added expense and our inability to maintain or expand our subscriber base. Any of these events could require us to take unforeseen actions or devote additional resources to provide our products and services and could harm our ability to compete effectively.

A disruption of our services due to accidental or intentional security breaches may harm our reputation, cause a loss of revenues and increase our expenses.

      Unauthorized access, computer viruses and other accidental or intentional actions could disrupt our information systems or communications networks. We expect to incur significant costs to protect against the threat of security breaches and to alleviate problems caused by any breaches. Currently, the wireless transmission of our customers’ proprietary information is not protected by encryption technology. If a third party were to misappropriate our customers’ proprietary information, we could be subject to claims, litigation or other potential liabilities that could seriously harm our revenues and result in the loss of customers.

System or network failures could reduce our sales, increase costs or result in liability claims.

      Any disruption to our services, information systems or communications networks or those of third parties could result in the inability of our customers to receive our services for an indeterminate period of time. Our operations depend upon our ability to maintain and protect our computer systems at our co-located data centers in Ashburn, Virginia and Redwood City, California, which is on or near earthquake fault zones. Our services may not function properly if our systems fail, or if there is an interruption in the supply of power, or if there is an earthquake, fire, flood or other natural disaster, or an act of war or terrorism. Within each of our data centers, we have fully redundant systems; however, in the event of a system or network failure, the process of shifting access to customer data from one data center to the other would be performed manually, and could result in a further disruption to our services. Any disruption to our services could cause us to lose customers or revenue, or face litigation, customer service or repair work that would involve substantial costs and distract management from operating our business.

We depend on Global Positioning System technology owned and controlled by others. If we do not have continued access to GPS technology or satellites, we will be unable to deliver our services and revenues will decrease.

      Our services rely on signals from Global Positioning System satellites built and maintained by the U.S. Department of Defense. GPS satellites and their ground support systems are subject to electronic and mechanical failures and sabotage. If one or more satellites malfunction, there could be a substantial delay before they are repaired or replaced, if at all, and our services may cease to function and customer satisfaction would suffer. In addition, the U.S. government could decide not to continue to operate and maintain GPS satellites over a long period of time or to charge for the use of the Global Positioning System. Furthermore, because of ever-increasing commercial applications of the Global Positioning System and international political unrest, U.S. government agencies may become increasingly involved in the administration or the regulation of the use of GPS signals in the future. If factors such as the foregoing affect the Global Positioning

System, for example by affecting the availability, quality, accuracy or pricing of GPS technology, our business will suffer.

Defects or errors in our services could result in the cancellation or delays of our services, which would damage our reputation and harm our financial condition.

      We must develop our services quickly to keep pace with the rapidly changing MRM market. Products and services that address this market are likely to contain undetected errors or defects, especially when first introduced or when new versions are introduced. Our services may not be free from errors or defects, which could result in the cancellation or disruption of our services or dissatisfaction of customers. This would damage our reputation and result in lost revenues, diverted development resources, and increased service and warranty costs.

The reporting of inaccurate location-relevant information could cause the loss of customers and expose us to legal liability.

      The accurate reporting of location-relevant information is critical to our customers’ businesses. If we fail to accurately report location-relevant information, we could lose customers, our reputation and ability to attract new customers could be harmed, and we could be exposed to legal liability. We may not have insurance adequate to cover losses we may incur as a result of these inaccuracies.

Our success and ability to compete depends upon our ability to secure and protect patents, trademarks and other proprietary rights.

      Our success depends on our ability to protect our proprietary rights to the technologies used to implement and operate our services in the United States and in foreign countries. In the event that a third party breaches the confidentiality provisions or other obligations in one or more of our agreements or misappropriates or infringes on our intellectual property or the intellectual property licensed to us by third parties, our business would be seriously harmed. To protect our proprietary rights, we rely on a combination of trade secrets, confidentiality and other contractual provisions and agreements, and patent, copyright and trademark laws, which afford us only limited protection. Third parties may independently discover or invent competing technologies or reverse engineer our trade secrets, software or other technology. Furthermore, laws in some foreign countries may not protect our proprietary rights to the same extent as the laws of the United States. Therefore, the measures we take to protect our proprietary rights may not be adequate.

Claims that we infringe third-party proprietary rights could result in significant expenses or restrictions on our ability to provide our services.

      Third parties may claim that our current or future products or services infringe their proprietary rights or assert other claims against us. As the number of entrants into our market increases, the possibility of an intellectual property or other claim against us grows. Any intellectual property or other claim, with or without merit, would be time-consuming and expensive to litigate or settle and could divert management attention from focusing on our core business. As a result of such a dispute, we may have to pay damages, incur substantial legal fees, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services, which would make our services less attractive to our current or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties.

From time to time, we are or may be subject to litigation that could result in significant costs to us.

      From time to time, we are or may be subject to litigation in the ordinary course of business relating to any number or type of claims, including claims for damages related to errors and malfunctions of our services or hardware platforms or their deployment. A securities, product liability or other claim could seriously harm our business because of the costs of defending the lawsuit, diversion of employees’ time and attention, and potential damage to our reputation. Some of our agreements with our customers, suppliers and other third parties contain provisions designed to limit exposure to potential claims. Limitation of liability provisions contained in our agreements may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims. Although we carry general liability and directors and officers insurance, our insurance may not cover potential claims or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

Our success depends on our ability to maintain and expand our sales channels.

      To increase our market awareness, customer base and revenues, we need to expand our direct and indirect sales operations. There is strong competition for qualified sales personnel, and we may not be able to attract and retain sufficient new sales personnel to expand our operations. New sales personnel require training and it takes time for them to achieve full productivity, if at all. In addition, we believe that our success is dependent on expansion of our indirect distribution channels, including our relationships with wireless carriers, independent sales agents and distribution partners. To date, we have relationships with wireless carriers, independent sales agents and a limited number of distribution partners. These sales channel partners require training in selling our products and services and it will take time for these partners to achieve productivity, if at all. We may not be able to establish relationships with additional distributors on a timely basis, or at all. Our distributors, many of which are not engaged with us on an exclusive basis, may not devote adequate resources to promoting and selling our services.

We depend on recruiting and retaining qualified personnel and our inability to do so may cause a loss in sales, impair our ability to effectively manage our operations or impair our ability to develop and support services and products.

      Because of the technical nature of our services and the market in which we compete, our success depends on the continued services of our current executive officers and our ability to attract and retain qualified personnel with expertise in wireless communications, Global Positioning Systems, hosted software applications, transaction processing and the Internet. Competitors and others have in the past, and may attempt in the future, to recruit our employees. In addition, new employees generally require substantial training, which requires significant resources and management attention. Even if we invest significant resources to recruit, train and retain qualified personnel, we may not be successful in our efforts.

Government regulations and standards could subject us to increased regulation, increase our costs of operations or reduce our opportunities to earn revenue.

      In addition to regulations applicable to businesses in general, we may also be subject to direct regulation by U.S. governmental agencies, including the Federal Communications Commission and Department of Defense. These regulations may impose licensing requirements, privacy safeguards relating to certain subscriber information, or safety standards, for example with respect to human exposure to electromagnetic radiation and signal leakage. A number of legislative and regulatory proposals under consideration by federal, state, provincial, local and foreign governmental organizations may lead to laws or regulations concerning various aspects of the Internet, wireless communications and GPS technology, including on-line content, user privacy, taxation, access charges and liability for third-party activities. Additionally, it is uncertain how existing laws governing issues such as taxation on the use of wireless networks, intellectual property, libel, user privacy and property ownership will be applied to our services. The adoption of new laws or the application of existing laws may expose us to significant liabilities and additional operational requirements, which could decrease the demand for our services and increase our cost of doing business. Wireless carriers who supply us with airtime are subject to regulation by the Federal Communications Commission, and regulations that affect them could also increase our costs or limit the provision of our services.

Fluctuations in the value of foreign currencies could result in increased product costs and operating expenses.

      We have suppliers and manufacturers that are located outside the United States. Some transactions relating to supply and development agreements may be conducted in currencies other than the U.S. dollar, and fluctuations in the value of foreign currencies relative to the U.S. dollar could cause us to incur currency exchange costs. In addition, some of our transactions denominated in U.S. dollars may be subject to currency exchange rate risk. We cannot predict the effect of exchange rate fluctuations on our future operating results. Should there be a sustained increase in average exchange rates for the local currencies in these countries, our suppliers and manufacturers may request a price increase at the end of the contract period.

Geopolitical, economic and military conditions, including terrorist attacks and other acts of war, may materially and adversely affect the markets on which our common stock trades, the markets in which we operate, our operations and our profitability.

      Terrorist attacks and other acts of war, and any response to them, may lead to armed hostilities and such developments would likely cause instability in financial markets. Armed hostilities and terrorism may directly impact our facilities, personnel and operations which are located in the United States and India, as well as those of our clients. Furthermore, severe terrorist attacks or acts of war may result in temporary halts of commercial activity in the affected regions, and may result in reduced demand for our products. These developments could have a material adverse effect on our business and the trading price of our common stock.

Our stock price is volatile, which may cause you to lose money and could lead to costly litigation against us that could divert our resources.

      Stock markets have recently experienced dramatic price and volume fluctuations, particularly for shares of technology companies. These fluctuations can be unrelated to the operating performance of these companies. Broad market fluctuations may reduce the market price of our common stock and cause you to lose some or all of your investment. These fluctuations may be exaggerated if the trading volume of our common stock is low. In addition, due to the technology-intensive nature and growth rate of our business and the mobile resource management market, the market price of our common stock may rise and fall in response to:

•	quarterly variations in operating results;

•	failure to achieve operating results anticipated by securities analysts and investors;

•	changes in estimates of our financial performance or changes in recommendations by securities analysts;

•	announcements of technological or competitive developments;

•	the gain or loss of a significant customer or order;

•	disposition of shares of our common stock held by large investors; and

•	acquisitions or strategic alliances by us or our competitors.

      When the market price of a company’s stock drops significantly, stockholders often institute securities class action lawsuits against that company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

As of April 30, 2004, a limited number of stockholders own approximately 49% of our stock and may act, or prevent certain types of corporate actions, to the detriment of other stockholders.

      Our directors, officers and greater than 5% stockholders own, as of April 30, 2004, approximately 49% of our outstanding common stock. Accordingly, these stockholders may, if they act together, exercise significant influence over all matters requiring stockholder approval, including the election of a majority of the directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could otherwise be beneficial to our stockholders.

Our certificate of incorporation and bylaws and state law contain provisions that could discourage a takeover.

      We have adopted a certificate of incorporation and bylaws, which in addition to state law, may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include the following:

•	establishing a classified board in which only a portion of the total board members will be elected at each annual meeting;

•	authorizing the board to issue preferred stock;

•	prohibiting cumulative voting in the election of directors;

•	limiting the persons who may call special meetings of stockholders;

•	prohibiting stockholder action by written consent; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

      We have adopted a certificate of incorporation that permits our board to issue shares of preferred stock without stockholder approval, which means that our board could issue shares with special voting rights or other provisions that could deter a takeover. In addition to delaying or preventing an acquisition, the issuance of a substantial number of shares of preferred stock could adversely affect the price of our common stock and dilute existing stockholders.

ABOUT THIS PROSPECTUS

      This prospectus constitutes part of the registration statement on Form S-3 filed with the Securities and exchange Commission under the Securities Act of 1933, as amended, utilizing a “shelf” registration or continuous offering process. It omits some of the information contained in the registration statement and reference is made to the registration statement for further information with respect to us and the securities we are offering. Any statement contained in the prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the Securities and Exchange Commission is not necessarily complete, and in each instance, reference is made to the copy of the document filed.

      You should rely only on information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We will not issue these securities in any jurisdiction where such issuance is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus or earlier dates as specified herein. Our business, financial condition, results of operations and prospects may have changes since those dates.

      This prospectus provides you with a general description of the common stock that will be issued pursuant to this prospectus. The registration statement filed with the Securities and Exchange Commission includes exhibits that provide more details about the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the Securities and Exchange Commission, together with the additional information described under “Where You Can Find More Information.”

      This prospectus, including the section entitled “At Road, Inc.” contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, among other things, those listed under “Risk factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “our future success depends,” “seek to continue” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC (File No. 000-31511). The SEC maintains a website that contains the reports, proxy statements and other information we file with the SEC. The address of the SEC website is http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address. You may obtain further information on the Public Reference Room by calling the SEC at 1-800-SEC-0330.

      Information about us is also available on our website, http://www.road.com. Our website is not a part of this prospectus.

      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information contained in this prospectus, including the information incorporated by reference in this prospectus. We incorporate by reference the documents listed below, and any future filings we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of this offering. This prospectus is part of a registration statement we filed with the SEC. The documents we incorporate by reference include:

(1) our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

(2) our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004;

(3) our Current Reports on Form 8-K, filed on January 8, 2004, February 5, 2004, April 8, 2004, April 13, 2004, April 22, 2004, April 30, 2004 and June 17, 2004; and

(4) the description of our common stock, par value $0.0001 per share, contained in our Registration Statement on Form 8-A, filed with the SEC on September 12, 2000.

      Each of these filings is available from the SEC. You may request, and we will provide at no cost, a copy of these filings, including any exhibits to the filings, by writing us at the following address: Investor Relations, At Road, Inc., 47200 Bayside Parkway, Fremont, CA 94538, or by telephoning us at (510) 668-1638.

AT ROAD, INC.

      We are a leading provider of mobile resource management services, a rapidly growing category of business productivity solutions that enable the effective management of mobile resources. We market and sell our services to a broad range of customers in the United States and Canada that vary in size, geographic location and industry. In 2003, our largest customers based on revenues were Verizon Communications, Waste Management and Qwest Communications. We have grown our subscriber base from approximately 35,000 subscribers as of December 31, 2000 to approximately 125,000 subscribers as of December 31, 2003.

      The foregoing information about us and our business is only a general summary and is not intended to be comprehensive. For additional information about us and our business you should refer to the information described under the caption “Where You Can Find More Information.”

      Our principal executive offices are located at 47200 Bayside Parkway, Fremont, CA 94538 (telephone number (510) 668-1638).

USE OF PROCEEDS

      Because the shares of common stock will be issued in exchange for or upon the redemption of the exchangeable shares, we will not receive any cash proceeds upon the issuance of the common stock.

PLAN OF DISTRIBUTION

      We will distribute the shares of common stock covered by this prospectus only upon exchange or redemption of the exchangeable shares of Exchangeco, and no broker, dealer or underwriter has been engaged in connection with the exchange or redemption. Each exchangeable share of Exchangeco may be exchanged or redeemed for one share of common stock. We will pay all expenses incurred in connection with the distribution described in this prospectus.

LEGAL MATTERS

      Certain legal matters with respect to the offering of the securities will be passed on for us by Heller Ehrman White & McAuliffe LLP. As of the date of this prospectus, certain attorneys of Heller Ehrman White & McAuliffe LLP own an aggregate of approximately 3,000 shares of our common stock.

EXPERTS

      The consolidated financial statements and the related consolidated financial statement schedule incorporated into this prospectus by reference from the At Road annual report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report, which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements of MDSI as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been audited by Deloitte & Touche, LLP, independent registered Chartered Accountants, as stated in their report included herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

At Road unaudited pro forma condensed consolidated financial statements
Pro Forma Condensed Consolidated Balance Sheet at March 31, 2004	F-3
Pro Forma Condensed Consolidated Statement of Operations for the three months ended March 31, 2004	F-4
Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2003	F-5
Notes to Pro Forma Condensed Consolidated Financial Statements	F-6
MDSI Mobile Data Solutions’ audited financial statements
Report of Independent Registered Chartered Accountants	F-9
Consolidated Balance Sheets at December 31, 2003 and 2002	F-10
Consolidated Statements of Operations for the years ended December 31, 2003, 2002 and 2001	F-11
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2003, 2002 and 2001	F-12
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001	F-13
Notes to Consolidated Financial Statements for the years ended December 31, 2003, 2002 and 2001	F-15
MDSI Mobile Data Solutions’ unaudited financial statements
Condensed Consolidated Balance Sheets at March 31, 2004 and December 31, 2003	F-30
Condensed Consolidated Statements of Operations for the three months ended March 31, 2004 and 2003	F-31
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2004 and 2003	F-32
Notes to the Condensed Consolidated Financial Statements	F-33

AT ROAD, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

      The following unaudited pro forma condensed consolidated financial statements (the “Unaudited Pro Forma Statements”) give effect to the proposed acquisition of MDSI under the purchase method of accounting in accordance with accounting principles generally accepted in the United States of America. The Unaudited Pro Forma Statements have been prepared to give effect to the transaction set out in the Combination Agreement dated April 12, 2004, as amended June 15, 2004, and are presented for illustrative purposes only. The Unaudited Pro Forma Condensed Consolidated Balance Sheet gives effect to the acquisition of MDSI as if it had occurred on March 31, 2004. The Unaudited Pro Forma Condensed Consolidated Statements of Operations for the three months ended March 31, 2004 and for the year ended December 31, 2003 give effect to the acquisition of MDSI as if it were completed on January 1, 2003.

      The pro forma adjustments are based upon available information and preliminary assumptions as described in the Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements. The Unaudited Pro Forma Statements are not necessarily indicative of what the actual results of operations or financial position of At Road would have been if the acquisition of MDSI had in fact occurred on the dates or for the periods indicated, nor do they purport to project the results of operations or financial position of At Road for any future periods or as of any date. The Unaudited Pro Forma Statements do not give effect to any cost savings, operating synergies, and revenue enhancements which may result from the acquisition of MDSI or the costs of achieving these cost savings, operating synergies, and revenue enhancements.

      The Unaudited Pro Forma Statements should be read in conjunction with the historical annual and interim consolidated financial statements and the related notes of At Road and MDSI, prepared in accordance with accounting principles generally accepted in the United States of America, included or incorporated by reference in this prospectus.

AT ROAD, INC.

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(In thousands)
(Unaudited)

	March 31, 2004

			Pro Forma
	At Road	MDSI	Adjustments	Pro Forma

			(Note 3a)
ASSETS
Current assets:
Cash and cash equivalents	$14,610	$16,874		$31,484
Short-term investments	93,628	—		93,628
Accounts receivable, net	6,105	9,151		15,256
Accounts receivable, unbilled	—	2,231	$(2,231)	—
Inventories	4,019	—		4,019
Deferred product costs	11,507	—		11,507
Prepaid expenses and other	1,642	1,296		2,938

Total current assets	131,511	29,552	(2,231)	158,832
Property and equipment, net	2,300	7,736		10,036
Deferred product costs	7,312	—		7,312
Intangible assets, net	18	—	24,370	24,388
Deferred taxes	—	359	(359)	—
Goodwill	—	—	42,790	42,790
Other assets	1,300	—	(1,095)	205

Total assets	$142,441	$37,647	$63,475	$243,563

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,747	$2,425	$(709)	$6,463
Income taxes payable	—	916		916
Accrued liabilities	5,621	4,679	9,014	19,314
Deferred revenue and customer deposits	9,859	11,357	(5,052)	16,164
Current obligations under capital lease	—	1,125		1,125

Total current liabilities	20,227	20,502	3,253	43,982
Deferred revenue	6,391	—		6,391
Obligations under capital lease	—	697		697
Deferred tax liability	—	—	680	680
Other long-term liabilities	17	—		17

Total liabilities	26,635	21,199	3,933	51,767
Stockholders’ equity:
At Road preferred stock	—	—	—	—
At Road common stock	228,956	—	75,990	304,946
MDSI common stock	—	46,714	(46,714)	—
Notes receivable from stockholders	(37)	—	—	(37)
Accumulated other comprehensive loss	(1)	(690)	690	(1)
Accumulated deficit	(113,112)	(29,576)	29,576	(113,112)

Total stockholders’ equity	115,806	16,448	59,542	191,796

Total liabilities and stockholders’ equity	$142,441	$37,647	$63,475	$243,563

See accompanying notes to the pro forma condensed consolidated financial statements.

AT ROAD, INC.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended March 31, 2004

			Pro Forma
	At Road	MDSI	Adjustments		Pro Forma

			(Note 3)
Revenues:
Service	$14,027				$14,027
Product	3,865				3,865
Software, services and maintenance	—	$12,651	$(244	)(b)	12,407

Total revenues	17,892	12,651	(244)		30,299

Costs and expenses:
Cost of service revenue (excluding intangibles amortization included below)	3,963	—			3,963
Cost of product revenue	4,405	—			4,405
Cost of software, services and maintenance revenue	—	6,590			6,590
Intangibles amortization	10	—	1,335	(c)	1,345
Sales and marketing	3,111	2,135			5,246
Research and development	1,367	1,535			2,902
General and administrative	2,182	1,968			4,150
Stock compensation	4	135			139

Total costs and expenses	15,042	12,363	1,335		28,740

Income (loss) from operations	2,850	288	(1,579)		1,559
Other income (expense), net	260	226			486

Income (loss) before income taxes	3,110	514	(1,579)		2,045
Provision for income taxes	—	(170)	39	(d)	(131)

Net income (loss)	$3,110	$344	$(1,540)		$1,914

Net income (loss) per share:
Basic	$0.06				$0.03

Diluted	$0.05				$0.03

Shares used in calculating net income (loss) per share:
Basic	53,771		6,505	(e)	60,276
Diluted	58,298		6,505	(e)	64,803

See accompanying notes to the pro forma condensed consolidated financial statements.

AT ROAD, INC.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands, except per share amounts)
(Unaudited)

	Year Ended December 31, 2003

			Pro Forma
	At Road	MDSI	Adjustments		Pro Forma

			(Note 3)
Revenues:
Service	$49,561				$49,561
Product	13,802				13,802
Software, services and maintenance	—	$47,385	$(2,801	)(b)	44,584

Total revenues	63,363	47,385	(2,801)		107,947

Costs and expenses:
Cost of service revenue (excluding intangibles amortization included below)	15,711	—			15,711
Cost of product revenue	19,770	—			19,770
Cost of software, services and maintenance revenue	—	23,363			23,363
Intangibles amortization	455	—	5,801	(c)	6,256
Sales and marketing	11,408	10,497			21,905
Research and development	5,379	5,513			10,892
General and administrative	9,202	10,896			20,098
Stock compensation	467	—	—		467

Total costs and expenses	62,392	50,269	5,801		118,462

Income (loss) from operations	971	(2,884)	(8,602)		(10,515)
Other income (expense), net:	691	(307)	—		384

Income (loss) before income taxes	1,662	(3,191)	(8,602)		(10,131)
Provision for income taxes	—	(452)	188	(d)	(264)

Net income (loss)	$1,662	$(3,643)	$(8,414)		$(10,395)

Net income (loss) per share:
Basic	$0.03				$(0.18)

Diluted	$0.03				$(0.18)

Shares used in calculating net income (loss) per share:
Basic	49,978		6,505	(e)	56,483
Diluted	54,282				56,483

See accompanying notes to the pro forma condensed consolidated financial statements.

AT ROAD, INC.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.     Basis of Presentation

      The unaudited pro forma condensed consolidated financial statements have been prepared for inclusion in this Prospectus concerning the Combination Agreement dated April 12, 2004, as amended June 15, 2004 between At Road, Inc. (At Road), a U.S. Corporation, and Mobile Data Solutions Inc. (MDSI), a Canadian corporation.

      The unaudited pro forma condensed consolidated financial statements are in United States dollars and have been prepared in accordance with the Securities and Exchange Commission Rule 11-02 of Regulation S-X. The historical financial information for At Road and MDSI has been prepared in accordance with accounting principles generally accepted in the United States of America and has been derived from and should be read in conjunction with the audited annual and unaudited interim financial statements, including the notes thereto, included or incorporated by reference in this Prospectus. The unaudited pro forma condensed consolidated financial statements are based on preliminary estimates of the purchase price and the allocation thereof. These estimates are subject to change upon consummation of the transaction. Accordingly, in the opinion of management, the unaudited pro forma condensed consolidated financial statements include all adjustments necessary for a fair presentation.

      The unaudited pro forma condensed consolidated balance sheet gives effect to the transaction as if it had occurred on March 31, 2004. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2003 and the three months ended March 31, 2004 give effect to the transaction as if it had occurred on January 1, 2003.

      The balance sheet and income statements of MDSI have been summarized and reclassified so that they may be presented on a consistent basis with such financial statements of At Road for the purposes of the unaudited pro forma condensed consolidated financial statements.

      The operating results presented in the unaudited pro forma condensed consolidated financial statements may not be indicative of future combined operating results nor of the operating results that would have been reported had the companies been combined. No adjustments have been made to reflect the additional costs or savings that may result from the transaction.

2.     Pro Forma Assumptions

      The transaction has been accounted for using the purchase method of accounting, as prescribed by Statement of Financial Accounting Standards No. 141 “Business Combinations”, whereby At Road acquires the assets of MDSI and the value of the consideration given is allocated to the assets and liabilities of MDSI on the basis of their fair market values. The following represents a summary of the key terms of the Combination Agreement and the corresponding assumptions reflected in the unaudited pro forma condensed consolidated financial statements.

(a) Under the terms of the agreement, each shareholder of MDSI may elect to receive one of the following for an MDSI common share:

i. 0.75 of an At Road common share, or

ii. 0.75 of an Exchangeable Share, or

iii. US$9.00 in cash, subject to adjustment, based on a maximum aggregate of US $19.5 million cash payable to all MDSI Securityholders

The unaudited pro forma condensed consolidated financial statements have been prepared assuming all MDSI shareholders have elected to receive At Road common shares, such that no exchangeable shares or cash form part of the consideration.

(b) In connection with the Combination Agreement, all outstanding unvested options to purchase common stock of MDSI are to become vested at the closing of the transaction. Further, under the terms of the Combination Agreement, all outstanding vested and unvested options may be exercised by the optionholders upon consummation of the transaction and tendered for exchange pursuant to the terms described under (a). Each optionholder may, at their election, choose to exercise their outstanding options through a cashless exercise, whereby the number of shares to be issued upon exercise is reduced by the number of shares necessary to satisfy the aggregate purchase price based on an assumed value of $8.90 per share (see below).

The unaudited pro forma condensed consolidated financial statements have been prepared assuming all MDSI optionholders of “in the money options” (i.e. all options outstanding at March 31, 2004 at exercise prices at or below $8.90 per MDSI share as determined pursuant to the agreement as if the transaction had occurred on March 31, 2004) have exercised using the cashless exercise feature and have elected to receive At Road common shares, such that no exchangeable shares or cash form part of the consideration.

(c) The unaudited pro forma condensed consolidated balance sheet gives effect to the transaction as if it had occurred on March 31, 2004. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2003 and the three months ended March 31, 2004 combine the results of operations of At Road and MDSI for the respective periods and give effect to the transaction as if it had occurred on January 1, 2003.

3.     Pro Forma Adjustments

      (a) The unaudited pro forma condensed consolidated financial statements reflect the assumed exchange of 8,672,944 MDSI common shares (including of 446,944 shares resulting from an assumed cashless exercise of in-the-money options) as of March 31, 2004, at an exchange ratio of 0.75 and a price per At Road common share of $11.69, as determined in accordance with EITF 99-12 “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination”, being the average closing price of At Road common shares for the five day period commencing two days before the announcement date. The aforementioned assumptions would result in the issuance of 6,504,708 At Road common shares valued at approximately $76 million. The actual number of At Road common shares to be issued will depend on the actual number of outstanding MDSI common shares and stock options outstanding at the Effective Date and the elections made by each individual MDSI shareholder and optionholder as described in Note 2(a) and 2(b). The calculation of and allocation of the purchase price is preliminary and may change as a result of several factors, including:

i. Changes in the fair values of MDSI’s assets and liabilities between March 31, 2004 and the closing date

ii. Changes in the actual numbers of MDSI common shares and options outstanding at the closing date

iii. Actual composition of consideration elected by shareholders and optionholders

iv. Actual transaction or restructuring costs

The following summarizes the estimated purchase price and preliminary allocation thereof. As described in Note 1, such amounts are based on preliminary estimates which are subject to change upon consummation of the transaction:

March 31, 2004

(in thousands)
Purchase price:
Value of At Road common shares to be issued	$76,040
Estimated transaction and other costs	4,259
Estimated restructuring costs	1,438

Total purchase price	$81,737

Purchase price allocation:
Fair value of MDSI tangible assets	35,057
Purchased technology and other intangible assets	24,370
Fair value of MDSI liabilities assumed	(20,530)
Costs allocated to shares issued	50

Adjusted fair value of MDSI identified net assets acquired	38,947

Goodwill — Excess purchase price over the fair value of MDSI identified net assets acquired	$42,790

      (b) To record the impact of fair value adjustments to deferred revenue, required by purchase accounting, as if the transaction had occurred on January 1, 2003.

      (c) To record the amortization of purchased technology and other intangible assets, as if the transaction had occurred on January 1, 2003. The value of such purchased technology and other intangible assets is based on preliminary estimates and estimated useful lives averaging from one to fourteen years.

      (d) To record the estimated impact to the provision for income taxes resulting from the adjustments to deferred revenue and the amortization of intangibles. Such amount was determined using a rate of 2.5%, representing the statutory rate for the tax jurisdiction to which such items, based on preliminary estimates, have been attributed.

      (e) The estimated 6,504,708 At Road common shares to be issued in connection with the transaction are assumed to be outstanding for the entire period presented. Due to the pro forma net loss incurred for the year ended December 31, 2003, the impact from At Road options under the treasury stock method is excluded for the diluted loss per share calculations as the impact would be anti-dilutive.

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of

MDSI Mobile Data Solutions Inc.

      We have audited the accompanying consolidated balance sheets of MDSI Mobile Data Solutions Inc. and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as at December 31, 2003 and 2002 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

      On March 25, 2004, we reported separately to the Board of Directors and Shareholders of MDSI Mobile Data Solutions Inc. on consolidated financial statements for the same periods audited in accordance with Canadian generally accepted auditing standards and prepared in accordance with Canadian generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

Vancouver, Canada

March 25, 2004

MDSI MOBILE DATA SOLUTIONS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in United States Dollars)

	As at December 31,

	2003	2002

ASSETS
Current assets
Cash and cash equivalents	$15,827,043	$11,016,945
Accounts receivable, net
Trade (net of allowance for doubtful accounts of $2,792,415; 2002 — $2,506,614)	8,610,846	6,705,088
Unbilled	2,446,271	4,675,112
Prepaid expenses and other assets	1,838,425	1,552,236

Total current assets	28,722,585	23,949,381
Capital assets, net (note 3)	7,990,457	9,798,087
Long term receivable (note 7(c))	—	2,749,860
Deferred income taxes (note 5)	357,628	533,628

Total assets	$37,070,670	$37,030,956

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,786,665	$1,777,465
Accrued liabilities (note 11)	4,677,980	3,300,113
Income taxes payable	917,183	602,717
Deferred revenue	11,560,446	7,899,034
Current obligations under capital lease (note 7(a))	1,204,269	2,073,906

Total current liabilities	20,146,543	15,653,235
Obligations under capital leases (note 7(a))	982,016	1,913,538

Total liabilities	21,128,559	17,566,773

Stockholders’ equity
Common stock (note 4)
Authorized:
Unlimited common shares with no par value
Issued: 8,218,118 shares; 2002: 8,176,431 shares	44,329,182	44,208,511
Additional paid-up capital	2,222,128	2,222,128
Accumulated other comprehensive loss	(690,104)	(690,104)
Deficit	(29,919,095)	(26,276,352)

	15,942,111	19,464,183

Total liabilities and stockholders’ equity	$37,070,670	$37,030,956

Commitments and contingencies (note 7)

See accompanying notes to the consolidated financial statements.

MDSI MOBILE DATA SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in United States Dollars)

	Years Ended December 31,

	2003	2002	2001

Revenue
Software and services	$28,931,932	$24,676,534	$31,577,795
Maintenance and support	13,976,154	11,054,550	10,909,906
Third party products and services	4,476,503	2,480,368	2,453,137

	47,384,589	38,211,452	44,940,838

Direct costs	23,362,608	17,019,346	21,047,146

Gross profit	24,021,981	21,192,106	23,893,692

Operating expenses
Research and development	5,512,706	5,505,810	7,258,396
Sales and marketing	10,496,644	12,381,679	10,858,596
General and administrative	6,551,205	6,237,194	6,075,396
Restructuring charge (note 11)	—	—	6,105,927
Amortization and provision for valuation of intangible assets (note 1(h))	—	—	1,824,058
Strategic expenses (note 12)	1,275,120	—	—
Provision for doubtful accounts	3,069,860	—	2,938,195

	26,905,535	24,124,683	35,060,568

Operating loss	(2,883,554)	(2,932,577)	(11,166,876)
Valuation allowance on investments (note 1(k))	—	—	(2,749,992)
Other (expense) income	(307,404)	272,988	177,200

Loss from continuing operations before tax provision	(3,190,958)	(2,659,589)	(13,739,668)
(Provision for) recovery of income taxes from continuing operations (note 5)	(451,785)	612,952	499,715

Loss from continuing operations	(3,642,743)	(2,046,637)	(13,239,953)
Income (loss) from discontinued operations (note 2)	—	121,031	(653,165)

Net loss for the year	$(3,642,743)	$(1,925,606)	$(13,893,118)

Loss per common share
Loss from continuing operations
Basic	$(0.44)	$(0.24)	$(1.54)

Diluted	$(0.44)	$(0.24)	$(1.54)

Net loss
Basic	$(0.44)	$(0.23)	$(1.61)

Diluted	$(0.44)	$(0.23)	$(1.61)

See accompanying notes to the consolidated financial statements.

MDSI MOBILE DATA SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Expressed in United States Dollars)

			Additional		Accumulated
	Common Stock		Paid		Other
			Up	Treasury	Comprehensive
	Shares	Amount	Capital	Stock	Loss	Deficit	Total

	(Expressed in United States dollars)
BALANCE, December 31, 2000	8,612,453	$48,416,502	$220,700	$(85,043)	$(690,104)	$(10,457,628)	$37,404,427
Issued on exercise of stock options	63,567	102,558	—	—	—	—	102,558
Stock based compensation charge	—	—	301,921	—	—	—	301,921
Net loss for the year	—	—	—	—	—	(13,893,118)	(13,893,118)

BALANCE, December 31, 2001	8,676,020	$48,519,060	$522,621	$(85,043)	$(690,104)	$(24,350,746)	$23,915,788
Issued on exercise of stock options	253,181	65,366	—	—	—	—	65,366
Issued under stock purchase plan (Note 4(b))	85,405	212,614	—	—	—	—	212,614
Redemption of shares during year on divestiture of subsidiary (Note 2)	(824,700)	(4,515,766)	1,711,787	—	—	—	(2,803,979)
Redemption of treasury shares	(13,475)	(72,763)	(12,280)	85,043	—	—	—
Net loss for the year	—	—	—	—	—	(1,925,606)	(1,925,606)

BALANCE, December 31, 2002	8,176,431	$44,208,511	$2,222,128	$—	$(690,104)	$(26,276,352)	$19,464,183
Issued on exercise of stock options	4,312	14,312	—	—	—	—	14,312
Issued under stock purchase plan (Note 4(b))	37,375	106,359	—	—	—	—	106,359
Net loss for the year						(3,642,743)	(3,642,743)

BALANCE, December 31, 2003	8,218,118	$44,329,182	$2,222,128	$—	$(690,104)	$(29,919,095)	$15,942,111

See accompanying notes to the consolidated financial statements.

MDSI MOBILE DATA SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in United States Dollars)

	Years Ended December 31,

	2003	2002	2001

Cash flows from operating activities
Net loss from continuing operations for the year	$(3,642,743)	$(2,046,637)	$(13,239,953)
Items not affecting cash:
Depreciation, amortization and provision for valuation of intangible assets	2,726,208	2,706,987	4,502,772
Write down in value of surplus capital assets	—	—	563,780
Write down in value of long term receivable	2,749,860	—	—
Valuation allowance on investments	—	—	2,749,992
Deferred income taxes	176,000	(183,659)	4,370
Stock based compensation charge	—	—	301,921
Changes in non-cash operating working capital items (Note 9)	5,399,839	1,828,619	8,322,809

Net cash provided by operating activities	7,409,164	2,305,310	3,205,691

Cash flows from financing activities
Issuance of common shares	120,671	277,981	102,558
Repayment of capital leases	(1,801,159)	(1,989,664)	(1,727,326)

Net cash used in financing activities	(1,680,488)	(1,711,683)	(1,624,768)

Cash flows from investing activities
Repayment of lease receivable	—	—	133,724
Proceeds on sale of investments	—	—	331,458
Acquisition of capital assets	(918,578)	(2,178,732)	(1,346,279)

Net cash used in investing activities	(918,578)	(2,178,732)	(881,097)

Net cash provided by (used in) continuing operations	4,810,098	(1,585,105)	699,826
Net cash used in discontinued operations (note 2)	—	(574,030)	(388,727)

Net cash inflow (outflow)	4,810,098	(2,159,135)	311,099
Cash and cash equivalents, beginning of year	11,016,945	13,176,080	12,864,981

Cash and cash equivalents, end of year	$15,827,043	$11,016,945	$13,176,080

Supplemental disclosure of cash flow information
Cash payments for interest	$300,686	$174,619	$387,773

Cash payment (refund) for taxes	$415,251	$(1,320,664)	$326,694

See accompanying notes to the consolidated financial statements.

MDSI MOBILE DATA SOLUTIONS INC.

Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

      During the year ended December 31, 2002 MDSI completed an agreement to sell its Hosting and IT Services business segment, Connectria Corporation (Connectria). Pursuant to the terms of the agreement, the Company received from the former Connectria shareholders 824,700 shares that had an approximate market value of $2.8 million and the cancellation of 103,088 previously issued stock options of MDSI as consideration for Connectria. In addition to the share consideration, a wholly-owned subsidiary of MDSI received a warrant allowing it to purchase up to 50,380 shares of Series A Nonvoting Preferred Stock of Connectria at a price of $50 per share exercisable for a period of five years. The Series A Nonvoting Preferred Stock of Connectria has a face value of $100 per share, bears a dividend of five percent per annum, bears a liquidation preference equal to the face value, may be redeemed at Connectria’s option at any time, and must be redeemed by Connectria upon a capital infusion of $10 million or greater.

      During the year ended December 31, 2002 the Company entered into two capital lease arrangements for the gross amount of $2,922,078 (2001 — $881,195) for newly purchased capital assets. As a result of these arrangements the Company did not incur cash outlays to purchase these assets but will pay lease obligations with interest accruing at interest rates of up to 9.5% over terms of up to three years. Since these asset purchases in 2002 are non cash transactions, the gross amount of the leases have been excluded from both the Acquisition of Capital Assets and Proceeds from Capital Leases line items.

See accompanying notes to the consolidated financial statements.

MDSI MOBILE DATA SOLUTIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2003, 2002 and 2001
(Expressed in United States Dollars)

1.	Significant Accounting Policies

      These financial statements have been prepared in accordance with generally accepted accounting principles in the United States and reflect the following significant accounting policies:

(a)	Basis of Presentation

      These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, and are presented in the Company’s functional currency, the United States dollars. All intercompany balances and transactions have been eliminated.

      In June 2002, MDSI adopted a plan for sale and entered into an agreement to sell its Hosting and IT services business segment Connectria Corporation (Connectria) to former Connectria shareholders who were both shareholders and employees of the Company. As a result of this transaction, the consolidated financial statements and related footnotes have been restated to present the results of the business as discontinued operations (Note 2).

(b)	Nature of Operations

      The Company develops, markets and supports workforce management software solutions for use in the mobile service industry. Prior to the disposition of Connectria (Note 2), the Company was also a provider of managed application services.

(c)	Research and Development

      Research and development costs related to software are expensed as incurred unless a project meets the specified criteria for capitalization in accordance with Statement of Financial Accounting Standard No. 86 Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. Acquired research and development costs related to software are charged to earnings on acquisition if there is no alternative future use and technological feasibility has not been established.

(d)	Revenue Recognition

      We recognize revenue in accordance with the American Institute of Certified Public Accountants Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions,” SOP 81-1, “Accounting for Performance of Construction-type and Certain Production-type Contracts,” the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements,” SAB No. 104, “Revenue Recognition,” and other authoritative accounting literature. We derive revenues from the following sources: license fees, professional services, maintenance and support fees and third party products and services.

      We generally provide services with our supply agreements, that include significant production, modification, and customisation of the software. These services are not separable and are essential to the functionality of the software, and as a result we account for these licence and service arrangements under SOP 81-1 using the percentage of completion method of contract accounting.

License Fees and Professional Services

      Our supply agreements generally include multiple products and services, or “elements.” We use the residual method to recognize revenue when a supply agreement includes one or more elements to be delivered

MDSI MOBILE DATA SOLUTIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

at a future date and vendor specific objective evidence of the fair value of all undelivered elements exists. The fair value of the undelivered elements is determined based on the historical evidence of stand-alone sales, or renewal terms of these elements to customers. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee, which relates to the license and implementation services, is recognized as revenue on a percentage of completion basis. If evidence of the fair value of one or more undelivered elements does not exist, the total revenue is deferred and recognized when delivery of those elements occurs or when fair value is established.

      We estimate the percentage of completion on contracts with fixed fees on a monthly basis utilizing hours incurred to date as a percentage of total estimated hours to complete the project. If we do not have a sufficient basis to measure progress towards completion, revenue is recognized when we receive final acceptance from the customer. When the total cost estimate for a project exceeds revenue, we accrue for the estimated losses immediately. The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of the percentage-of-completion method of accounting affect the amounts of revenue and related expenses reported in our consolidated financial statements. A number of internal and external factors can affect our estimates, including labor rates, utilization and efficiency variances and specification and testing requirement changes.

      We are engaged on a continuous basis in the production and delivery of software under contractual agreements. As a result we have developed a history of being able to estimate costs to complete and the extent of progress toward completion of contracts, which supports the use of the percentage of completion method of contract accounting.

      Professional services revenue primarily consists of consulting and customer training revenues, which are usually charged on a time and materials basis and are recognized as the services are performed. Revenue from certain fixed price contracts is recognized on a proportional performance basis, which involves the use of estimates related to total expected man-days of completing the contract derived from historical experience with similar contracts. If we do not have a sufficient basis to measure the progress towards completion, revenue is recognized when the project is completed or when we receive final acceptance from the customer.

Maintenance Revenue

      Generally, maintenance is initially sold as an element of a master supply arrangement, with subsequent annual renewals, and is priced as a percentage of new software license fees. Maintenance revenue is recognized ratably over the term of the maintenance period, which typically is one year. Maintenance and support revenue includes software license updates that provide customers with rights to unspecified software product upgrades, maintenance releases and patches released during the term of the support period. Product support services also include Internet and telephone access to technical support personnel.

      Historically, we have provided a warranty phase during the supply agreement. Services provided during this warranty phase include elements of maintenance and support. As a result we, defer a portion of the supply agreement fee, based on Vendor Specific Objective Evidence of the value of these services, and recognize the deferred amount as revenue over the warranty period.

Third Party Products and Services

      Revenue from sales of third party products and services is recognized on delivery of the products. Services are recognized on a percentage-complete basis. When software licenses are sold incorporating third-party products or sold with third-party products, we recognize as revenue the gross amount of sales of third-party product. The recognition of gross revenue is in accordance with criteria established in Emerging Issues Task Force Issue (EITF) No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent.

MDSI MOBILE DATA SOLUTIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On occasion, we utilize third-party consultants to assist in implementations or installations originated by the Company. In these cases, in accordance with criteria established in EITF 99-19 (as described above), the revenue for these implementations and installations is typically recognized on a gross basis. In these cases, we ultimately manage the engagement.

Warranty

      The Company warrants to its customers that its software will be in substantial conformance with its specifications.

(e)	Deferred Revenue

      Deferred revenue is comprised of deferrals for software and service fees, and maintenance and support fees. The principal components of deferred revenue at December 31, 2003 and 2002 were as follows:

	2003	2002

Software and services	$7,313,279	$3,890,260
Maintenance and support	4,247,167	4,008,774

Total Deferred Revenue	$11,560,446	$7,899,034

(f)	Accounts Receivable and Allowance for Doubtful Accounts

      Accounts receivable are comprised of billed and unbilled receivables arising from recognized or deferred revenues. Receivables related to specific deferred revenues are offset for balance sheet presentation. The Company’s receivables are unsecured.

      The Company maintains an allowance for doubtful accounts at an amount it estimates to be sufficient to provide adequate protection against losses resulting from collecting less than full payment on its receivables. Individual overdue accounts are reviewed, and allowance adjustments are recorded when determined necessary to state receivables at realizable value.

(g)	Capital Assets

      Capital assets are recorded at cost. Depreciation is charged to operations over the estimated useful lives of the assets as follows:

Computer hardware and software	30% declining balance
Furniture and fixtures	20% declining balance
Leasehold improvements	lesser of lease term or useful life, generally five years
Vehicle	20% declining balance

      The carrying value of capital assets is reviewed on a regular basis for any impairment in value. An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

(h)	Intangible Assets

      Intangible assets previously consisted of goodwill arising on the acquisition of Alliance Systems Inc., and the purchase of a commercial web-site domain name and were previously amortized on a straight line basis over ten and five years respectively. All intangible assets were written off during the year ended December 31, 2001.

MDSI MOBILE DATA SOLUTIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets”, which is effective January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. As a result of the Company’s decision to write-off goodwill during the year ended December 31, 2001, the adoption of SFAS 142 on a prospective basis did not have a significant impact on the Company’s financial statements.

      The Company adopted SFAS 142 on a prospective basis at the beginning of fiscal 2002. Net loss and net loss per share adjusted to exclude goodwill and other intangible assets that would not have been subject to amortization for 2003, 2002 and 2001 are as follows:

	Year Ended December 31,

	2003	2002	2001

Net loss for the year	$(3,642,743)	$(1,925,606)	$(13,893,118)
Adjustments
Amortization of goodwill	—	—	989,693
Amortization of other intangible assets	—	—	22,000

Adjusted net loss	$(3,642,743)	$(1,925,606)	$(14,904,811)

Basic and diluted net loss per share, as reported	$(0.44)	$(0.23)	$(1.61)
Basic and diluted net loss per share, as adjusted	$(0.44)	$(0.23)	$(1.73)

(i)	Foreign Exchange

      The accounts of the Company and its foreign subsidiaries are expressed in United States dollars, its functional currency. Current monetary assets and liabilities denominated in foreign currencies are translated at the rate in effect at the balance sheet date. Other balance sheet items and revenues and expenses are translated at the rates prevailing on the respective transaction dates. Translation gains and losses relating to monetary items and revenue and expenses denominated in foreign currencies are included in income.

(j)	Income Taxes

      The Company accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities. These deferred taxes are measured by the provisions of currently enacted tax laws. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered likely.

(k)	Investments

      The Company accounts for investments on a cost basis. Any impairment in value that is determined to be other than temporary is charged to earnings. As a result of significant uncertainty over the future realization of any return on investment or advances, the Company has recorded a valuation allowance equal to the full cost of the investments and advances during the year ended December 31, 2001.

MDSI MOBILE DATA SOLUTIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(l)	Loss per Common Share

      Basic earnings (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by including other common share equivalents in the weighted average number of common shares outstanding for a period, if dilutive. Common equivalent shares consist of incremental shares issuable upon the exercise of stock options and share purchase warrants (using the treasury stock method).

      A reconciliation of net (loss) per common share from continuing operations and the weighted average shares used in the earnings per share (“EPS”) calculations for fiscal years 2003, 2002 and 2001 is as follows:

	Net Loss		Loss Per
	from		Share
	Continuing		from
	Operations	Shares	Continuing
	(Numerator)	(Denominator)	Operations

2003
Basic	$(3,642,743)	8,200,676	$(0.44)
Effect of stock options		—	—

Diluted	$(3,642,743)	8,200,676	$(0.44)

2002
Basic	$(2,046,637)	8,480,866	$(0.24)
Effect of stock options		—	—

Diluted	$(2,046,637)	8,480,866	$(0.24)

2001
Basic	$(13,239,953)	8,623,296	$(1.54)
Effect of stock options		—	—

Diluted	$(13,239,953)	8,623,296	$(1.54)

      Options to purchase 1,191,248, 1,291,181, and 2,056,361 shares of common stock were outstanding as at December 31, 2003, 2002 and 2001 respectively, but were not included in the computation of diluted EPS because of the net loss in fiscal 2003, 2002 and 2001, and therefore, their effect would be antidilutive.

(m)	Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are used for, but not limited to, the accounting for doubtful accounts, accrual for restructuring charges, amortization, determination of net recoverable value of assets, revenue recognized on long-term contracts, taxes and contingencies. Actual results could differ from those estimates.

(n)	Derivatives

      From time to time the Company may attempt to hedge its position with respect to currency fluctuations on specific contracts. This is generally accomplished by entering into forward contracts. As at December 31, 2003 and December 31, 2002 the Company had no forward transactions open.

MDSI MOBILE DATA SOLUTIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(o)	Stock-based Compensation

      The Company accounts for stock-based compensation using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price of the common share over the exercise price of the common stock option at the date granted.

      The following pro forma financial information presents the net loss for the year and loss per common share had the Company adopted Statement of Financial Accounting Standard No. 123 (SFAS 123) Accounting for Stock-based Compensation.

	2003	2002	2001

Net loss for the year	$(5,209,143)	$(4,607,505)	$(17,847,308)

Basic and fully diluted loss per common share	$(0.64)	$(0.54)	$(2.07)

      Using the fair value method for stock-based compensation, additional compensation costs of approximately $1,566,400 would have been recorded for the year ended December 31, 2003 (2002 — $2,681,899 and 2001 — $3,954,190 respectively). This amount is determined using an option pricing model assuming no dividends are to be paid, an average vesting period of four years (2002 — 4 years; 2001 — 3 years), average life of the option of 5 years (2002 — 5 years; 2001 5 years) a weighted average annualized volatility of the Company’s share price of 47% (2002 — 73% and 2001 — 96% respectively) and a weighted average annualized risk free interest rate at 1.1% (2002 2.7% and 2001 — 3.7% respectively).

(p)	Comprehensive Income

      The Company reports comprehensive income or loss in accordance with the provisions of SFAS No. 130, “Reporting Comprehensive Income.” SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income or loss, as defined, includes all changes in equity (net assets) during a period from non-owner sources. The Company had no source of other comprehensive income for the years ended December 31, 2003, 2002 or 2001. Tax effects of other comprehensive income or loss are not considered material for any period.

(q)	Segmented Information

      SFAS 131, “Disclosures About Segments of an Enterprise and Related Information,” established new standards for the reporting of segmented information in annual financial statements and requires the reporting of certain selected segmented information on interim reports to shareholders. In accordance with SFAS 131 the Company has determined that it has one reportable segment, Field Service and has reported in accordance with SFAS 131 in note 8.

(r)	Accounting for Derivative Instruments and Hedging Activities

      Effective January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), and the corresponding amendments under SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of SFAS No. 133 (SFAS 138). SFAS 133 requires that all derivative financial instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in net earnings (loss). If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (loss) (“OCI”) and are recognized in net earnings (loss) when the hedged item affects net earnings (loss). Ineffective portions of changes in the fair value of cash flow hedges are recognized in net earnings (loss). If

MDSI MOBILE DATA SOLUTIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the derivative used in an economic hedging relationship is not designated in an accounting hedging relationship, changes in the fair value of the derivative are recognized in net earnings (loss).

(s)	Cash and Cash Equivalents

      Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

(t)	Recent Accounting Pronouncements

      In May 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this standard did not have a material impact on the Company’s financial statements.

      In April 2003 FASB issued Statement No. 149 (“SFAS 149”), Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FASB Interpretation No. 45, Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others and (4) amends certain other existing pronouncements.

      SFAS 149 is effective for contracts entered into or modified after June 30, 2003, subject to certain exceptions, for hedging relationships designated after June 30, 2003.

      The adoption of this standard did not have a material impact on the Company’s financial statements.

      In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities”, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The adoption of this standard did not have a material impact on the Company’s financial statements.

2.	Discontinued Operations

Connectria Corporation

      In June 2002, MDSI adopted a plan for sale and entered into an agreement to sell its Hosting and IT Services business segment, Connectria Corporation (Connectria) to former Connectria shareholders who were both shareholders and employees of the Company. The transaction closed in July 2002. Pursuant to the terms of the agreement, the Company received from the former Connectria shareholders 824,700 shares that had an

MDSI MOBILE DATA SOLUTIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approximate market value of $2.8 million and the cancellation of 103,088 previously issued stock options of MDSI as consideration for Connectria. In addition to the share consideration, a wholly-owned subsidiary of MDSI received a warrant allowing it to purchase up to 50,380 shares of Series A Nonvoting Preferred Stock of Connectria at a price of $50 per share exercisable for a period of five years. The Series A Nonvoting Preferred Stock of Connectria has a face value of $100 per share, bears a dividend of five percent per annum, bears a liquidation preference equal to the face value, may be redeemed at Connectria’s option at any time, and must be redeemed by Connectria upon a capital infusion of $10 million or greater. In addition MDSI has advanced to Connectria $500,000, consisting of a loan in the principal amount of $250,000 with a two year term, bearing interest at 5%, and $250,000 for prepaid hosting services. The loan was repaid subsequent to December 31, 2003. The Company recognized a gain of $12,419 on the disposal of Connectria. Connectria represented a significant segment of the Company’s business.

      These businesses are accounted for as discontinued operations and for reporting purposes the results of operations, financial position and cash flow are segregated from those of continuing operations for the current and prior periods. The Company has included in the results of the discontinued operations, the sale proceeds, the costs of disposition, the results of operations from the measurement date to the disposal date and an estimate of the costs to complete the remaining contracts.

      Summarized financial information of the discontinued operations is as follows:

	December 31,	December 31,	December 31,
	2003	2002	2001

Revenues from discontinued operations (after applicable income taxes of $ — nil)	$—	$5,058,101	$13,414,690
Income (loss) before income taxes	—	108,612	(653,165)

Operating income (loss) to measurement date	—	108,612	(653,165)
Estimated income (loss) on disposal (net of income taxes of 2002 — $5,322; 2000 — nil)	—	12,419	—

Income (loss) from discontinued operations	$—	$121,031	$(653,165)

      Cash flow of discontinued operations

	December 31,	December 31,	December 31,
	2003	2002	2001

Operating activities	$—	$2,491,158	$758,508
Investing activities	—	(43,775)	(807,710)
Financing activities	—	(3,021,413)	(339,525)

Cash used in discontinued operations	$—	$(574,030)	$(388,727)

MDSI MOBILE DATA SOLUTIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Capital Assets

	2003	2002

Computer hardware and software	$16,705,813	$15,830,618
Furniture and fixtures	2,557,303	2,532,807
Leasehold improvements	988,712	918,920
Vehicles	—	50,905

	20,251,828	19,333,250
Less: accumulated amortization	(12,261,371)	(9,535,163)

	$7,990,457	$9,798,087

      As at December 31, 2003 the Company has entered into capital lease arrangements for computer hardware in the amount of $3,540,336 (2002 — $7,218,355) and recorded accumulated amortization of $1,280,535 (2002 — $2,489,013) relating to these assets (note 7(a)).

4.	Stockholders’ Equity

(a)	Stock Options

      The Company adopted its Stock Option Plan to provide options to purchase common shares of the Company for its employees, officers, directors and consultants. The options granted pursuant to the Stock Option Plan are exercisable at a price which is equal to the fair market value of the common shares at the time the options are granted. The options typically vest over a three year period and the term of the option is typically five years. The maximum number of common shares reserved for issuance under the Stock Option Plan, including current options outstanding, is 2,400,000 common shares. Upon acquisition of Connectria the Company assumed certain obligations under the Connectria Stock Option Plan, and all future option issuances will occur under the MDSI Plan. As a result of the divestiture of Connectria (note 2) all outstanding options under the Connectria plan were cancelled during 2002. The resulting position of the two Stock Option plans is as follows:

	Connectria Plan	MDSI Plan	Total	Weighted
	Number of	Number of	Number of	Average
	Shares	Shares	Shares	Price

Outstanding at December 31, 2000	534,246	1,779,698	2,313,944	$10.32
Granted	—	711,765	711,765	4.18
Exercised	(54,123)	(9,444)	(63,567)	1.61
Cancelled	(52,980)	(852,801)	(905,781)	14.50

Outstanding at December 31, 2001	427,143	1,629,218	2,056,361	$6.62
Granted	—	249,000	249,000	3.48
Exercised	(253,077)	(104)	(253,181)	0.26
Cancelled	(174,066)	(586,933)	(760,999)	7.13

Outstanding at December 31, 2002	—	1,291,181	1,291,181	6.96
Granted	—	298,755	298,755	4.31
Exercised	—	(4,312)	(4,312)	3.72
Cancelled	—	(394,376)	(394,376)	8.87

Outstanding at December 31, 2003	—	1,191,248	1,191,248	$5.67

MDSI MOBILE DATA SOLUTIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes information concerning options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable

		Weighted
	Number	Average	Weighted	Number	Weighted
	Outstanding as of	Remaining	Average	Exercisable as of	Average
Range of	December 31,	Contractual Life	Exercise	December 31,	Exercise
Exercise Prices	2003	(months)	Price	2003	Price

$ 0 - $ 3.95	483,374	38.7	$3.45	303,755	$3.42
$ 4.00 - $12.90	443,790	39.6	5.19	318,891	5.35
$12.95 - $28.00	264,084	12.6	13.76	264,084	13.76

	1,191,248	33.3	$5.67	886,730	$7.19

      At December 31, 2002 and 2001 under the combined MDSI and Connectria option plans, 926,021 and 1,304,959 options were exercisable at a weighted average exercise price of $8.02 and $6.73, respectively.

(b)	Stock Purchase Plan

      The Company has established a voluntary stock compensation arrangement for its full and part-time employees to purchase common shares of the Company by way of payroll deductions for a maximum of $10,000 CDN for each employee per year. The subscription price of common shares purchased under the 2002 Stock Purchase Plan is determined based upon a weighted average market price of the Company’s common shares each quarter, less 15%. During the year ended December 31, 2003, 37,375 (2002 — 85,405; 2001 — nil) common shares were issued under the Stock Purchase Plan.

(c)	Shareholder Rights Plan

      At the Annual General Meeting on May 6, 1999, the Company’s shareholders’ approved the adoption of a Shareholder Rights Plan, similar to those adopted by other Canadian companies. The Plan had a 5-year term and was subsequently renewed in December 2003 for a further 5-year term. Under the terms of the Plan, rights are attached to the common shares of the Company. These rights become marketable and exercisable only after certain specified events related to the acquisition of, or announcement of an intention to acquire 20% or more of the outstanding common shares of the Company.

MDSI MOBILE DATA SOLUTIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Income Taxes

      The provision for income taxes consists of the following:

	2003	2002	2001

Current:
Canada	$—	$—	$—
Foreign	275,785	(429,293)	(504,085)

Total current provision for (recovery of) income taxes from continuing operations	275,785	(429,293)	(504,085)

Deferred:
Canada	—	—	—
Foreign	176,000	(183,659)	4,370

Total deferred (recovery of) provision for income taxes from continuing operations	176,000	(183,659)	4,370

Provision for (recovery of) income taxes from continuing operations	$451,785	$(612,952)	$(499,715)

      The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian Federal and provincial income tax rates to the loss from continuing operations before tax provision due to the following:

	2003	2002	2001

Statutory tax rate	37.6%	39.6%	44.6%
Recovery of income taxes from continuing operations computed at statutory rate	$(1,200,438)	$(1,053,197)	$(6,127,892)
Tax benefits not recognized in the period that the benefit arose	2,409,337	967,215	5,833,010
Lower effective rate on earnings of foreign subsidiaries	(1,295,973)	(158,652)	(1,286,297)
Amortization and write-down of intangible assets not deductible for tax	—	(393,202)	813,529
Other	538,859	24,884	267,935

Provision for (recovery of) income taxes from continuing operations	$451,785	$(612,952)	$(499,715)

      The principal components of the deferred portion of the provision for income taxes are as follows:

	2003	2002	2001

Depreciation	$(1,961,685)	$(1,482,694)	$(807,765)
Deferred revenue	383,204	224,433	(756,867)
Other	1,754,481	1,074,602	1,569,002

Total deferred provision for (recovery of) income taxes	$176,000	$(183,659)	$4,370

MDSI MOBILE DATA SOLUTIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The approximate tax effect of each type of temporary difference that gave rise to the Company’s deferred tax assets are as follows:

	2003	2002

Operating loss carry forwards	$6,700,056	$3,789,394
Deferred revenue	646,642	1,029,846
Capital assets & intangibles	4,102,742	2,093,368
Reserves and accrued expenses	333,079	2,579,456
Other	493,398	374,518

	12,275,917	9,886,582
Less: Valuation allowance	(11,918,289)	(9,332,954)

Net non current deferred tax asset	$357,628	$533,628

      At December 31, 2003, the Company has the following loss carry-forwards available for tax purposes:

Country	Amount	Expiry

Canada	$6,000,000	2005 through 2010
US	$13,000,000	2021 through 2023

6.	Related Party Transactions

      Related party transactions and balances not disclosed elsewhere in these financial statements include advisory fees expensed during the year ended December 31, 2003 of $nil (2002 — $nil; 2001 — $280,000) paid to companies controlled by two former directors of MDSI.

7.	Commitments and Contingencies

(a)	Capital and Operating Leases

      At December 31, 2003, future minimum payments under capital and non-cancelable operating leases for office space and computer equipment are as follows:

	Capital	Operating
	Leases	Leases

2004	$1,345,399	$1,954,669
2005	1,031,105	1,219,438
2006	—	1,219,438
2007	—	1,219,438
2008	—	1,117,818
Thereafter	—	—

Total minimum lease payments	2,376,504	$6,730,801

Less: amount representing interest	(190,219)

Present value of net minimum lease payments	2,186,285
Less: current portion of capital lease obligations	(1,204,269)

Long term portion of capital lease obligations	$982,016

MDSI MOBILE DATA SOLUTIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Rent expense for the year ended December 31, 2003 in respect of operating leases for office space was $1,468,887 (2002 — $1,139,352; 2001 — $1,662,337).

(b)	Line and Letters of Credit

      The Company has an operating line of credit with a Canadian commercial bank to borrow up to $10,000,000 CDN (2002 — $10,000,000 CDN), which bears interest at prime plus 0.5%. As at December 31, 2003, the Company was not utilizing the operating line of credit.

      The Company has provided, letters of credit in the amounts of CAD $810,000 (USD $625,644) expiring April 4, 2004, and CAD $1,864,568 (USD $1,440,192) expiring October 1, 2004. The Company has pledged an amount equal to the letters of credit as guarantees against its operating line of credit as security.

(c)	Contingency

      The Company was involved in a legal dispute with a customer. The Company filed suit against the customer alleging that the customer had breached a series of contracts, and failed to pay sums due of approximately $3.7 million. The suit sought payment of the contract balance, plus other damages, interest and attorneys’ fees. The customer filed an answer and counterclaim alleging the Company breached the contracts, entitling the customer to repayment of all sums paid to the Company of approximately $3.5 million. In addition, the customer’s counterclaims alleged fraud, negligent misrepresentation, breach of express warranty and breach of implied warranties. The customer sought all actual, special, incidental and consequential damages associated with these claims of approximately $7.2 million in addition to punitive damages, interest and attorneys’ fees.

      On February 2, 2004 the customer and the Company settled this lawsuit. Under the settlement agreement each company has fully released and discharged the other from all outstanding legal claims without further financial compensation. As a result of this settlement the Company has written off the remaining $2.7 million long term receivable due from the customer as no further consideration will be received from this customer under terms of the settlement.

      From time to time, the Company is a party to other litigation and claims incident to the ordinary course of its business. While the results of litigation and claims cannot be predicted with certainty, the Company believes that the final outcome of such matters will not have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

(d)	Commitment

      The Company has entered into a significant customer contract in which the Company has agreed to utilize a certain amount of local services and create a certain amount of commercial activity in South Africa. The Company is required to utilize local content or obtain credits equivalent to approximately $7.1 million over a seven year period. The Company has furnished a performance guarantee equal to approximately 5% of such amounts. The Company expects to fulfill its obligation through a number of activities, including the establishment of a software development center in South Africa, the provision of technical services, and the provision of training to local systems integrators who will be able to provide implementation services with respect to the Company’s software products. As the Company expects to fulfill its obligations through the purchase of services in the normal course of business, no liability has been established for these future spending commitments. As at December 31, 2003 the Company has generated an estimated $175,000 of credits relating to this obligation. The Company’s obligation may increase as a result of contract expansions.

      The Company typically includes indemnification provisions within license and implementation service agreements, which are consistent with those prevalent in the software industry. Such provisions indemnify customers against actions arising from patent infringements that may arise through the normal use or proper

MDSI MOBILE DATA SOLUTIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

possession of the Company’s software. To date the Company has not experienced any significant obligations under customer indemnification provisions and accordingly, no amounts have been accrued for such potential indemnification obligations.

8.	Segmented Information

      As described in Note 2, the Company has reclassified the results of operations of Connectria as discontinued operations. The business was previously disclosed as a separate operating segment. As a result of discontinuing this business, the Company now only operates in a single business segment, the Field Service business segment. The segment data below excludes amounts related to the discontinued operations.

Geographic Information

      The Company earned revenue from sales to customers and has long-lived assets, including capital assets and goodwill, in the following geographic locations:

	2003		2002		2001

		Long-lived		Long-lived		Long-lived
	Revenue	Assets	Revenue	Assets	Revenue	Assets

Canada	$1,540,258	$7,442,217	$840,388	$8,880,084	$1,374,365	$6,789,712
United States	24,749,574	397,485	25,571,679	830,789	32,819,991	787,448
Europe, Middle East and Africa	20,034,775	150,755	10,999,163	80,991	9,507,404	57,416
Asia and Other	1,059,982	—	800,222	6,223	1,239,078	672

	$47,384,589	$7,990,457	$38,211,452	$9,798,087	$44,940,838	$7,635,248

Major Customer

      During the year ended December 31, 2003 the Company earned revenue from one customer of $8,532,086 and revenue from a second customer of $8,098,509, representing 18.0% and 17.1% of revenue respectively. During the year ended December 31, 2002 the Company earned revenue from one customer of $3,472,229 or approximately 9.1% of total revenue. For the year ended December 31, 2001 the Company earned revenue from on customer of $5,211,212 or approximately 11.6% of total revenue.

9.	Supplemental Cash Flow Disclosures

	2003	2002	2001

Accounts receivable	$323,083	$2,882,600	$8,396,394
Prepaid expenses and other assets	(286,189)	314,223	(595,648)
Income taxes payable/receivable	314,467	969,223	(1,457,670)
Accounts payable and accrued liabilities	1,387,067	(2,305,884)	1,841,956
Deferred revenue	3,661,411	(31,543)	137,777

	$5,399,839	$1,828,619	$8,322,809

10.	Financial Instruments

      The carrying value of cash and cash equivalents, accounts receivable, certain other assets, accounts payable, accrued liabilities, and capital lease obligations approximate their respective fair values as of December 31, 2003 and 2002.

MDSI MOBILE DATA SOLUTIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company’s revenues have historically been dependent on large contracts from a limited number of customers in the utility, telecommunications and cable sectors. Where exposed to credit risk, the Company mitigates this risk by analyzing the counter-parties’ financial condition prior to entering into agreements, establishing billing arrangements and assessing the collectibility of the account on an ongoing basis. As these customers are geographically dispersed, concentrations of credit risk are further mitigated.

11.	Restructuring Charge

      On March 30, 2001, the Company, in response to uncertain economic conditions and poor financial performance, announced a restructuring plan approved by the Company’s Board of Directors designed to reduce operating costs that resulted in the elimination of 34 full time and contractor positions. On May 11, 2001, the Company announced a Board approved update to this plan, which resulted in the elimination of an additional 115 positions. As part of this restructuring, the Company recorded a charge to earnings of $6.1 million in the year ended December 31, 2001. These charges were reflected in the “restructuring charge” line item of the Company’s Consolidated Statement of Operations. A breakdown of the nature of the charges and the costs incurred to date is as follows:

Total
Restructuring
Charge

Workforce reduction	$3,375,000
Provision for excess office space	1,861,000
Non cash writedown of capital assets	563,780
Other	306,147

Total restructuring charges	6,105,927
Cumulative draw-downs	(5,225,145)

Accrued restructuring charges included in accrued liabilities at December 31, 2003 (2002 — $1,257,335)	$880,782

      Provisions relating to workforce reductions, write-down of capital assets, and other items have been fully drawn-down, and no further expenditures relating to these items are expected to be incurred.

      The Company has recorded a $1.9 million provision relating to surplus office space under long term lease by the Company at two locations, including one location where the Company has entered into fixed cost lease arrangements expiring in 2004. The Company has incurred approximately $1.0 million of cash costs relating to this provision leaving an accrual of $0.9 million remaining as at December 31, 2003. The Company expects that the provision will be fully drawn down no later than the time the lease expires in the fourth quarter of 2004.

12.	Strategic Expenses

      Strategic expenses consist of professional fees associated with investigating potential corporate transactions that the Company considered during the year ended December 31, 2003.

MDSI MOBILE DATA SOLUTIONS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in United States Dollars)

	As at

	March 31,	December 31,
	2004	2003

	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$16,873,805	$15,827,043
Accounts receivable, net
Trade (net of allowance for doubtful accounts $2,060,844; 2003 — $2,792,415)	9,151,453	8,610,846
Unbilled	2,231,492	2,446,271
Prepaid expenses and other assets	1,295,711	1,838,425

	29,552,461	28,722,585
Capital assets, net	7,736,157	7,990,457
Long term deferred taxes	358,640	357,628

Total assets	$37,647,258	$37,070,670

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$2,424,709	$1,786,665
Accrued liabilities (note 4)	4,679,025	4,677,980
Income taxes payable	915,912	917,183
Deferred revenue	11,356,876	11,560,446
Current obligations under capital lease	1,124,753	1,204,269

	20,501,275	20,146,543
Obligations under capital leases	697,332	982,016

Total liabilities	21,198,607	21,128,559
Stockholders’ equity
Common stock	44,357,139	44,329,182
Additional paid-up capital	2,357,128	2,222,128
Deficit	(29,575,512)	(29,919,095)
Comprehensive income	(690,104)	(690,104)

	16,448,651	15,942,111

Total liabilities and stockholders’ equity	$37,647,258	$37,070,670

Commitments and contingencies (note 5)

See notes to condensed consolidated financial statements.

MDSI MOBILE DATA SOLUTIONS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in United States Dollars)

	Three Months Ended March 31,

	2004	2003

	(Unaudited)
Revenue
Software and services	$7,481,714	$7,213,433
Maintenance and support	4,302,727	2,817,794
Third party products and services	866,257	1,852,745

	12,650,698	11,883,972
Direct costs	6,589,989	5,928,104

Gross profit	6,060,709	5,955,868

Operating expenses
Research and development	1,535,344	1,279,026
Sales and marketing	2,135,051	2,947,943
General and administrative	1,753,061	1,570,066
Strategic Expenses	350,000	—

	5,773,456	5,797,035

Operating income	287,253	158,833
Other income (expense)	226,118	(252,619)

Income (loss) from before tax provision	513,371	(93,786)
Provision for income taxes	169,788	99,262

Net income (loss) for the period	343,583	(193,048)
Deficit, beginning of period	(29,919,095)	(26,276,352)

Deficit, end of period	$(29,575,512)	$(26,469,400)

Earnings (Loss) per common share
Basic	$0.04	$(0.02)

Diluted	$0.04	$(0.02)

See notes to condensed consolidated financial statements.

MDSI MOBILE DATA SOLUTIONS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in United States Dollars)

	Three Months Ended March 31,

	2004	2003

	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period	$343,583	$(193,048)
Items not affecting cash:
Depreciation	579,061	730,761
Deferred income taxes	(1,012)	—
Stock based compensation charge	135,000	—
Changes in non-cash operating working capital items (note 6)	651,134	1,814,169

Net cash provided by operating activities	1,707,766	2,351,882

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Common Shares	27,957	73,067
Repayment of capital leases	(364,200)	(470,557)

Net cash used in financing activities	(336,243)	(397,490)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of capital assets	(324,761)	(422,093)

Net cash used in investing activities	(324,761)	(422,093)

NET CASH INFLOW	1,046,762	1,532,299
CASH AND CASH EQUIVALENTS, beginning of period	15,827,043	11,016,945

CASH AND CASH EQUIVALENTS, end of period	$16,873,805	$12,549,244

See notes to condensed consolidated financial statements.

MDSI MOBILE DATA SOLUTIONS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars)
(Unaudited)

1.     Summary of Significant Accounting Policies

(a) Basis of Presentation

      These financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial reporting and pursuant to the instructions of the United States Securities and Exchange Commission Form 10-Q and Article 10 of Regulation S-X.

      While these financial statements reflect all normal recurring adjustments which are, in the opinion of management, necessary for fair presentation of the results of the interim period, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the financial statements and footnotes thereto included in the Annual Report of MDSI Mobile Data Solutions Inc. (the “Company” or “MDSI”) filed on Form 10-K for the year ended December 31, 2003.

(b) Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are used for, but not limited to, the accounting for doubtful accounts, amortization, determination of the net recoverable value of assets, revenue recognized on long term contracts, taxes and contingencies. Actual results could differ from those estimates.

(c) Revenue Recognition

      We recognize revenue in accordance with the American Institute of Certified Public Accountants Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions,” SOP 81-1, “Accounting for Performance of Construction-type and Certain Production-type Contracts,” the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements,” SAB No. 104, “Revenue Recognition,” and other authoritative accounting literature. We derive revenues from the following sources: license fees, professional services, maintenance and support fees and third party products and services.

      We generally provide services with our supply agreements that include significant production, modification, and customisation of the software. These services are not separable and are essential to the functionality of the software, and as a result we account for these licence and service arrangements under SOP 81-1 using the percentage of completion method of contract accounting.

License Fees and Professional Services

      Our supply agreements generally include multiple products and services, or “elements.” We use the residual method to recognize revenue when a supply agreement includes one or more elements to be delivered at a future date and vendor specific objective evidence of the fair value of all undelivered elements exists. The fair value of the undelivered elements is determined based on the historical evidence of stand-alone sales, or renewal terms of these elements to customers. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee, which relates to the license and implementation services, is recognized as revenue on a percentage of completion basis. If evidence of the fair value of one or more undelivered elements does not exist, the total revenue is deferred and recognized when delivery of those elements occurs or when fair value is established.

MDSI MOBILE DATA SOLUTIONS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      We estimate the percentage of completion on contracts with fixed fees on a monthly basis utilizing hours incurred to date as a percentage of total estimated man-days to complete the project. If we do not have a sufficient basis to measure progress towards completion, revenue is recognized when we receive final acceptance from the customer. When the total cost estimate for a project exceeds revenue, we accrue for the estimated losses immediately. The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of the percentage-of-completion method of accounting affect the amounts of revenue and related expenses reported in our consolidated financial statements. A number of internal and external factors can affect our estimates, including labor rates, utilization and efficiency variances and specification and testing requirement changes.

      We are engaged on a continuous basis in the production and delivery of software under contractual agreements. As a result we have developed a history of being able to estimate costs to complete and the extent of progress toward completion of contracts, which supports the use of the percentage of completion method of contract accounting.

      Professional services revenue primarily consists of consulting and customer training revenues, which are usually charged on a time and materials basis and are recognized as the services are performed. Revenue from certain fixed price contracts is recognized on a proportional performance basis, which involves the use of estimates related to total expected man-days of completing the contract derived from historical experience with similar contracts. If we do not have a sufficient basis to measure the progress towards completion, revenue is recognized when the project is completed or when we receive final acceptance from the customer.

Maintenance Revenue

      Generally, maintenance is initially sold as an element of a master supply arrangement, with subsequent annual renewals, and is priced as a percentage of new software license fees. Maintenance revenue is recognized ratably over the term of the maintenance period, which typically is one year. Maintenance and support revenue includes software license updates that provide customers with rights to unspecified software product upgrades, maintenance releases and patches released during the term of the support period. Product support services also include Internet and telephone access to technical support personnel.

      Historically, we have provided a warranty phase during the supply agreement. Services provided during this warranty phase include elements of maintenance and support. As a result we defer a portion of the supply agreement fee, based on vendor specific objective evidence of the value of these services, and recognize the deferred amount as revenue pro rata over the warranty period.

Third Party Products and Services

      Revenue from sales of third party products and services is recognized on delivery of the products. Services are recognized on a percentage-complete basis. When software licenses are sold incorporating third-party products or sold with third-party products, we recognize as revenue the gross amount of sales of third-party product. The recognition of gross revenue is in accordance with criteria established in Emerging Issues Task Force Issue (EITF) No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent.

      On occasion, we utilize third-party consultants to assist in implementations or installations originated by the Company. In these cases, in accordance with criteria established in EITF 99-19 (as described above), the revenue for these implementations and installations is typically recognized on a gross basis. In these cases, we ultimately manage the engagement.

(d) Recently Issued Accounting Standards

      In December 2003, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition”, which supercedes Staff Accounting Bulletin No. 101

MDSI MOBILE DATA SOLUTIONS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(“SAB 101”), “Revenue Recognition in Financial Statements.” The primary purpose of SAB 104 is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superceded as a result of the issuance of Emerging Issues Task Force 00-21 (“EITF 00-21”), “Accounting for Revenue Arrangements with Multiple Deliverables.” SAB 104 also incorporated certain sections of the SEC’s “Revenue Recognition in Financial Statements — Frequently Asked Questions and Answers” document. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. The adoption of SAB 104 did not have an impact on the consolidated financial statements.

(e) Stock-Based Compensation

      The Company accounts for stock-based compensation using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price of the common share over the exercise price of the common stock option at the date granted.

      The following pro forma financial information presents the net loss for the quarter and loss per common share had the Company adopted Statement of Financial Accounting Standard No. 123 (SFAS 123) Accounting for Stock-based Compensation.

	Three Months Ended
	March 31,

	2004	2003

Net income (loss) for the period	$103,502	$(537,504)

Basic and fully diluted loss per common share	$0.01	$(0.07)

      Using the fair value method for stock-based compensation, additional compensation costs of approximately $240,081, would have been recorded for the three months ended March 31, 2004 (2003 — $344,456). This amount is determined using an option pricing model assuming no dividends are to be paid, an average vesting period of four years, average life of the option of 5 years, a weighted average annualized volatility of the Company’s share price of 47% and a weighted average annualized risk free interest rate of 1.1%.

2.     Segmented Information

      The Company operates in a single business segment, the Field Service business segment.

      The Company earned revenue from sales to customers in the following geographic locations:

	Three Months Ended
	March 31,

	2004	2003

Canada	$484,167	$273,437
United States	6,931,318	5,305,338
Europe, Middle East and Africa	5,055,657	6,023,815
Asia and Other	179,556	281,382

	$12,650,698	$11,883,972

Major customers

      During the three months ended March 31, 2004 revenue from two customers accounted for approximately 18.2% and 13.1%, respectively, of total revenue. For the three months ended March 31, 2003 revenue from two customers accounted for approximately 20.6% and 9.6%, respectively, of total revenue.

MDSI MOBILE DATA SOLUTIONS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.     Earnings (Loss) per Common Share

      Basic earnings (loss) per common share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the sum of the weighted average number of common shares outstanding plus all additional common shares that would have been outstanding if potentially dilutive common shares had been issued. In periods for which there is a reported net loss, potentially dilutive securities have been excluded from the calculation, as their effect would be anti-dilutive.

      The following table reconciles the number of shares utilized in the loss per common share calculations for the periods indicated:

	Three Months Ended
	March 31,

	2004	2003

Weighted average shares outstanding	8,226,068	8,185,445
Effect of dilutive securities Stock options	143,886	—

Diluted weighted average shares outstanding	8,369,954	8,185,445

4.     Restructuring Charge

      During 2001, in response to uncertain economic conditions and poor financial performance, the Company announced a restructuring plan approved by the Company’s Board of Directors designed to reduce operating costs. In connection with the restructuring the Company recorded a charge of $6.1 million. A breakdown of the nature of the charges and the costs incurred to date is as follows:

Total Restructuring
Charge

Workforce reduction	$3,375,000
Provision for excess office space	1,861,000
Non cash write-down of capital assets	563,780
Other	306,147

Total restructuring charges	6,105,927
Cumulative draw-downs	(5,283,169)

Accrued restructuring charges included in accrued liabilities at March 31, 2004	$822,758

      Provisions relating to workforce reductions, write-down of capital assets, and other items have been fully drawn-down, and no further expenditures relating to these items are expected to be incurred.

      The Company has recorded a $1.9 million provision relating to surplus office space under long term leases by the Company at two locations. The Company has incurred approximately $1.1 million of cash costs relating to this provision leaving an accrual of $0.8 million remaining as at March 31, 2004. The Company expects that the charge will be fully drawn down no later than the fourth quarter of 2004.

5.     Commitments and Contingencies

(a) Contingency

      From time to time, the Company is a party to other litigation and claims incident to the ordinary course of its business. While the results of litigation and claims cannot be predicted with certainty, the Company

MDSI MOBILE DATA SOLUTIONS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

believes that the final outcome of such matters will not have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

(b) Commitment

      The Company has entered into a significant customer contract in which the Company has agreed to utilize a certain amount of local services and create a certain amount of commercial activity in South Africa. The Company is required to utilize local content or obtain credits equivalent to approximately $7.1 million over a seven year period ending May 2010. The Company has furnished a performance guarantee equal to approximately 5% of such amounts. The Company expects to fulfill its obligation through a number of activities, including the establishment of a software development center in South Africa, the provision of technical services, and the provision of training to local systems integrators who will be able to provide implementation services with respect to the Company’s software products. As the Company expects to fulfill its obligations through the purchase of services in the normal course of business, no liability has been established for these future spending commitments. The Company’s obligation may increase as a result of contract expansions.

(c) Indemnifications

      The Company typically includes indemnification provisions within license and implementation service agreements, which are consistent with those prevalent in the software industry. Such provisions indemnify customers against actions arising from patent infringements that may arise through the normal use or proper possession of the Company’s software. To date the Company has not experienced any significant obligations under customer indemnification provisions and accordingly, no amounts have been accrued for such potential indemnification obligations.

6.     Changes in Non-cash Operating Working Capital Items

	Three Months Ended
	March 31,

	2004	2003

Accounts receivable	$(325,828)	$1,140,084
Prepaid expenses and other assets	542,714	425,985
Income taxes payable	(1,272)	(3,672)
Accounts payable and accrued liabilities	639,090	(803,149)
Deferred revenue	(203,570)	1,054,921

	$651,134	$1,814,169

7.     Strategic Expenses

      Strategic expenses consist of professional fees and expenses associated with investigating potential corporate transactions.

MDSI MOBILE DATA SOLUTIONS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.     Subsequent Events

      On April 12, 2004, as a result of the strategic review process, the Company entered into a definitive agreement to be acquired by At Road, Inc. This transaction is subject to certain terms and conditions including shareholder and court approval and is expected to close in the third quarter of 2004.

      The agreement relating to the Company’s proposed transaction with At Road, Inc. provides that, on the occurrence of certain events leading to the termination of the agreement, At Road Inc. will be entitled to this termination fee of between $3.1 million and $4.0 million from the Company.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution (Estimated).

      The estimated expenses of issuance and distribution to be borne by At Road are as follows:

Amount
to be Paid

SEC registration fee	$6,523*
Printing	65,000
Legal fees and expenses	15,000
Accounting fees and expenses	17,500
Transfer Agent and Registrar fees	15,000
Miscellaneous fees and expenses	62,000

Total	$181,023

*	Actual

Item 15.	Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”). Articles Twelve and Thirteen of the Registrant’s certificate of incorporation and Article VI of the Registrant’s Bylaws provide for indemnification of the Registrant’s directors, officers, employees and other agents to the maximum extent permitted by Delaware law, as it may be amended from time to time. In addition, the Registrant has entered into Indemnification Agreements with its officers and directors to provide the maximum protection permitted by Delaware law as it may be amended from time to time. The Registrant also maintains directors’ and officers’ liability insurance.

Item 16.	Exhibits.

Number		Description

2	.1*	Combination Agreement, dated April 12, 2004, by and among At Road, Inc., Orion Exchangeco, Ltd. and MDSI Mobile Data Solutions Inc.
2.2		Amendment No. 1 to Combination Agreement, dated as of June 15, 2004, by and among At Road, Inc., Orion Exchangeco, Ltd. and MDSI Mobile Data Solutions Inc.
4	.1**	Amended and Restated Certificate of Incorporation of At Road, Inc.
4	.2***	Amended and Restated Bylaws of At Road, Inc.
4	.3**	Specimen Stock Certificate.
5.1		Opinion of Heller Ehrman White & McAuliffe LLP, regarding the legality of the Common Stock being registered.
23.1		Consent of Independent Registered Public Accounting Firm (At Road, Inc.).
23.2		Consent of Independent Registered Chartered Accountants (MDSI Mobile Data Solutions Inc.)

Number	Description

23.3	Consent of Heller Ehrman White & McAuliffe LLP (included in Exhibit 5.1).
24.1	Power of Attorney (see Page II-3).

*	Incorporated by reference to the At Road Schedule 13D filed with the SEC on April 22, 2004 with respect to the common shares, no par value, of MDSI Mobile Data Solutions Inc.

**	Incorporated by reference to the At Road registration statement on Form S-1 (File No. 333-41372) initially filed with the SEC on July 13, 2000.

***	Incorporated by reference to the At Road report on Form 10K/A filed with the SEC on July 29, 2003.

Item 17.	Undertakings.

      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described in Item 15 above or in contractual arrangements pursuant thereto, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on June 21, 2004.

AT ROAD, INC.

By:	/s/ KRISH PANU

Krish Panu
President and Chief Executive Officer

Date: June 21, 2004

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Krish Panu and Michael J. Johnson, and each of them, as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, in connection with or related to the offering contemplated by this Registration Statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming his signatures as they may be signed by his said attorney to any and all amendments to said Registration Statement.

      Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the Registrant and in the capacities and on the dates indicated have signed this Report below.

Signature	Title	Date

/s/ KRISH PANU Krish Panu	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	June 21, 2004

/s/ MICHAEL J. JOHNSON Michael J. Johnson	Chief Financial Officer (Principal Financial Officer; Principal Accounting Officer)	June 21, 2004

/s/ KRIS CHELLAM Kris Chellam	Director	June 21, 2004

/s/ CHARLES E. LEVINE Charles E. Levine	Director	June 21, 2004

Stuart G. Phillips	Director	June , 2004

/s/ T. PETER THOMAS T. Peter Thomas	Director	June 21, 2004

EXHIBIT INDEX

Number		Description

2	.1*	Combination Agreement, dated April 12, 2004, by and among At Road, Inc., Orion Exchangeco, Ltd. and MDSI Mobile Data Solutions Inc.
2.2		Amendment No. 1 to Combination Agreement, dated as of June 15, 2004, by and among At Road, Inc., Orion Exchangeco, Ltd. and MDSI Mobile Data Solutions Inc.
4	.1**	Amended and Restated Certificate of Incorporation of At Road, Inc.
4	.2***	Amended and Restated Bylaws of At Road, Inc.
4	.3**	Specimen Stock Certificate.
5.1		Opinion of Heller Ehrman White & McAuliffe LLP, regarding the legality of the Common Stock being registered.
23.1		Consent of Independent Registered Public Accounting Firm (At Road, Inc.).
23.2		Consent of Independent Registered Chartered Accountants (MDSI Mobile Data Solutions, Inc.)
23.3		Consent of Heller Ehrman White & McAuliffe LLP (included in Exhibit 5.1).
24.1		Power of Attorney (see Page II-3).

*	Incorporated by reference to the At Road Schedule 13D filed with the SEC on April 22, 2004 with respect to the common shares, no par value, of MDSI Mobile Data Solutions Inc.

**	Incorporated by reference to the At Road registration statement on Form S-1 (File No. 333-41372) initially filed with the SEC on July 13, 2000.

***	Incorporated by reference to the At Road report on Form 10K/A filed with the SEC on July 29, 2003.